Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

QUALCOMM ATHEROS, INC.

a Delaware corporation;

KING ACQUISITION CO.,

a Delaware corporation; and

IKANOS COMMUNICATIONS, INC.,

a Delaware corporation

Dated as of AUGUST 5, 2015

SECTION 1.	THE OFFER	2

1.1	The Offer	2

1.2	Company Actions	4

SECTION 2.	MERGER TRANSACTION	5

2.1	Merger of Purchaser into the Company	5

2.2	Effect of the Merger	5

2.3	Closing; Effective Time	5

2.4	Certificate of Incorporation and Bylaws; Directors and Officers	6

2.5	Conversion of Shares	6

2.6	Surrender of Certificates; Stock Transfer Books	7

2.7	Dissenters’ Rights	9

2.8	Treatment of Company Options; Company SARs; Company Restricted Stock Units; Company Warrants; Preferred Stock	9

2.9	Loan Payoff	11

2.10	Withholding	11

2.11	Further Action	11

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	11

3.1	Organization, Standing and Power	12

3.2	Capital Stock	12

3.3	Subsidiaries	14

3.4	Authority	14

3.5	No Conflict; Consents and Approvals	15

3.6	Company SEC Documents; Financial Statements	16

3.7	Information Supplied	18

3.8	No Undisclosed Liabilities	19

3.9	Absence of Certain Changes or Events	19

3.10	Litigation	19

3.11	Compliance with Laws and Regulations	19

3.12	Benefit Plans	22

3.13	Employment Matters	25

3.14	Environmental Matters	27

3.15	Taxes	28

3.16	Contracts	30

i

3.17	Customers and Suppliers; Adequacy of Supply	35

3.18	Insurance	35

3.19	Properties	35

3.20	Intellectual Property	36

3.21	Related Party Transactions	41

3.22	Takeover Statutes	41

3.23	Brokers	41

3.24	Opinion of Financial Advisor	42

3.25	No Vote Required	42

SECTION 4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER	42

4.1	Organization, Standing and Power	42

4.2	Authority	42

4.3	Information Supplied	42

4.4	Sufficient Funds	43

4.5	Interest in Shares	43

4.6	Brokers	43

4.7	Litigation	43

4.8	No Conflict	43

4.9	No Consent	43

SECTION 5.	CERTAIN COVENANTS OF THE COMPANY	44

5.1	Access and Investigation	44

5.2	Affirmative Obligations of the Company	45

5.3	Negative Obligations of the Company	45

5.4	No Solicitation	49

SECTION 6.	ADDITIONAL COVENANTS OF THE PARTIES	52

6.1	Company Board Recommendation	52

6.2	Filings, Consents and Approvals	54

6.3	Company Equity Awards; ESPP	56

6.4	Termination of Company 401(k) Plan	56

6.5	Termination of Company Plans	57

6.6	Indemnification of Officers and Directors	57

6.7	Securityholder Litigation	58

6.8	Disclosure	58

6.9	Takeover Laws; Advice of Changes; Consents	58

6.10	Section 16 Matters	59

6.11	FIRPTA Documentation	59

6.12	Rule 14d-10 Matters	59

6.13	Stock Exchange Delisting; Deregistration	59

6.14	Purchaser Stockholder Consent	60

6.15	Employees	60

SECTION 7.	CONDITIONS PRECEDENT TO THE MERGER	60

7.1	No Restraints	60

7.2	Consummation of Offer	60

SECTION 8.	TERMINATION	60

8.1	Termination	60

8.2	Effect of Termination	62

8.3	Expenses; Termination Fee	62

SECTION 9.	MISCELLANEOUS PROVISIONS	64

9.1	Amendment	64

9.2	Waiver	64

9.3	No Survival of Representations and Warranties	64

9.4	Entire Agreement; Counterparts	64

9.5	Applicable Laws; Jurisdiction; Specific Performance; Remedies	65

9.6	Assignability	65

9.7	No Third Party Beneficiaries	66

9.8	Notices	66

9.9	Severability	67

9.10	Construction	67

Exhibit A	Certain Definitions
Exhibit B	Surviving Corporation Certificate of Incorporation

Annex I	Conditions to Offer
Annex II	Form of Tender and Support Agreement
Schedule A	Company Knowledge People
Schedule 2.9	Payoff Letters
Schedule 6.2(b)	Foreign Jurisdictions
Schedule 6.5	Company Plans
Schedule 6.15	Retained Employees

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of AUGUST 5, 2015 (the “Agreement Date”), by and among: QUALCOMM ATHEROS, INC., a Delaware corporation (“Parent”); KING ACQUISITION CO., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); and IKANOS COMMUNICATIONS, INC., a Delaware corporation (the “Company”) (each of the Company, Purchaser and Parent a “Party”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Upon the terms and subject to the conditions of this Agreement (including Section 2.5(a)(i)-(iii)), Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”) for $2.75 per share of Company Common Stock, in cash, without interest (such amount, or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), subject to any applicable withholding Taxes.

B. Following the consummation of the Offer, upon the terms and conditions set forth herein, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), whereby, except as expressly provided in Section 2.5, (i) each issued and outstanding Share as of the Effective Time shall be converted into the right to receive the Offer Price, in cash, without interest and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

C. The Company Board has unanimously (i) determined that this Agreement and the Transactions are advisable and fair to, and in the best interest of, the Company and its stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, and (iv) resolved to recommend that the holder of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).

D. The Board of Directors of Purchaser has determined that, upon the terms and subject to the conditions set forth in this Agreement, this Agreement and the Transactions are advisable and in the best interest of Purchaser and its stockholder, and has approved the execution, delivery and performance by Purchaser of this Agreement and the consummation of the Transactions.

E. Each of Parent, Purchaser and the Company acknowledges and agrees that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the Acceptance Time.

F. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent and Purchaser entering into this Agreement, certain holders of the Shares (the “Principal Stockholders”) have entered into tender and support agreements, dated as of the Agreement Date, in substantially the form set forth in Annex II, pursuant to which, among other things, each of the Principal Stockholders has agreed to tender his, her or its Shares to Purchaser in the Offer (the “Tender Agreements”).

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1.	THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, and that all of the conditions set forth in clauses (b), (c), (d), (g), (h) and (i) of Annex I shall then be satisfied (in the case of clause (c), solely with respect to the covenants and agreements set forth in Sections 1.1 and 1.2 that the Company is required to comply with or to perform prior to such time), as promptly as practicable after the Agreement Date, subject to the Company then being prepared to file the Schedule 14D-9 on the same day as the commencement of the Offer, and having complied with its obligations to provide information to Purchaser pursuant to Section 1.1(e), but in no event more than ten (10) business days after the Agreement Date, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) Terms and Conditions of the Offer. Subject to the terms and conditions of this Agreement, including the prior satisfaction of the conditions set forth in Annex I (collectively, the “Offer Conditions”), as soon as practicable after the Expiration Date, Purchaser shall (and Parent shall cause Purchaser to) consummate the Offer in accordance with its terms, and promptly accept for payment and promptly thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains terms not inconsistent with those set forth in this Agreement. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects holders of Shares (collectively, the “Company Stockholders”) generally in their capacity as such or (F) amend, modify or waive the Minimum Condition, as defined in Annex I. The Offer may not be terminated prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer without the prior written consent of the Company, unless this Agreement is terminated in accordance with Section 8.

(c) Expiration and Extension of the Offer. Unless extended pursuant to and in accordance with the terms of this Agreement, the Offer shall initially be scheduled to expire 12:01 a.m., Eastern Time, on the twenty-first (21st) business day (for this purpose determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) following the date of commencement of the Offer (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration

Date,” and such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, if permitted hereunder, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied, to permit such Offer Condition to be satisfied; (ii) Purchaser shall extend the Offer from time to time for: (A) the minimum period required by any Law, interpretation or position of the SEC or its staff or NASDAQ or its staff, in each case, applicable to the Offer; and (B) periods of up to fifteen (15) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under, if applicable, foreign Antitrust Laws shall have expired or been terminated, and all consents, approvals or clearances under foreign Antitrust Laws shall have been obtained, in those jurisdictions identified in Schedule 6.2(b); and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Purchaser shall extend the Offer on one occasion for an additional period of up to ten (10) business days, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of this Agreement in compliance with Section 8 and (y) the End Date; or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

(d) Termination of Offer. In the event that this Agreement is terminated pursuant to the terms of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within two (2) business days of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and Purchaser agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Laws. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to use all reasonable efforts to cause the Offer Documents as so corrected to be promptly filed with the SEC and to be promptly disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws.

The Company shall promptly furnish in writing to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required under applicable Laws and/or in connection with any action contemplated by this Section 1.1(e), including communicating the Offer to the record and beneficial holders of the Shares, or that is reasonably requested by Parent or Purchaser for inclusion in the Offer Documents. The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(f) Funds. Parent shall provide or cause to be provided to Purchaser all of the funds necessary to purchase the Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement.

(g) Offer Price Adjustment. The Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the Agreement Date and at or prior to the Acceptance Time, and such adjustment to the Offer Price shall provide to the Company Stockholders the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 1.1(g) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the day that the Offer is commenced, following the filing of the Schedule TO, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws and Section 262 of the DGCL, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation and include a notice of appraisal rights in accordance with Section 262 of the DGCL. Prior to such filing and dissemination the Company shall set the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Laws and for the notice to comply with Section 262 of the DGCL. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to use all reasonable efforts to cause the Schedule 14D-9 as so corrected to be promptly filed with the SEC and to be promptly disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given reasonable opportunity to review and comment on the

Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments.

(b) Stockholder Lists. The Company shall promptly, and in any event within three (3) business days after the Agreement Date, cause its transfer agent to furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger. The date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date.” Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control.

SECTION 2.	MERGER TRANSACTION

2.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company will continue as the Surviving Corporation, and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Section 2.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place at the offices of Cooley LLP, 4401 Eastgate Mall, San Diego, CA 92121, at 9:00 a.m. Eastern Time in any event no later than the third (3rd) business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) Subject to the provisions of this Agreement, concurrently with or as soon as practicable following the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) the Certificate of Incorporation of the Company shall be amended and restated in its entirety as of the Effective Time to read in the form attached hereto as Exhibit B;

(b) the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Purchaser as in effect immediately prior to the Effective Time; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are the directors and officers of Purchaser immediately prior to the Effective Time.

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares owned by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares owned by Parent, Purchaser or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) any Shares owned by any wholly-owned Subsidiary of Company shall not be cancelled, shall remain outstanding, and shall not be entitled to receive the Merger Consideration described in clause “(v)” below;

(iv) any Shares irrevocably accepted for purchase pursuant to the Offer shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor in connection with the Merger;

(v) except as provided in clauses “(i)”, “(ii)”, “(iii)” and “(iv)” above and subject to Section 2.5(b), each Share then outstanding (other than any Dissenting Shares, as defined below) shall be converted into the right to receive the Offer Price in cash, (the “Merger Consideration”), without interest, subject to any applicable withholding of Taxes, and each holder of a Certificate or a Book-Entry Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.6; and

(b) each share of the common stock, $0.001 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation. Without duplication of any adjustment made pursuant to Section 1.1(g), the Merger Consideration shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the Agreement Date and at or prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided that this Section 2.5(b) shall not be construed as permitting the Company to take any of such actions.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of shares of Company Common Stock to receive the funds to which such holders shall become entitled pursuant to Section 1.1(b) and to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock to receive the funds to which such holders shall become entitled pursuant to Section 2.5. Substantially concurrent with the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make payment of the aggregate Offer Price payable pursuant to Section 1.1(b) and with the Paying Agent aggregate cash sufficient to make payment of the aggregate Offer Price payable pursuant to Section 2.5 (together, the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation.

(b) Promptly after the Effective Time (but in no event later than five (5) business days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.5 (including in connection with an exercise or deemed exercise of a Company Warrant pursuant to Section 2.8) a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Offer Price payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. None of Parent, Purchaser and the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 2.6(b) under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) At any time following six (6) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Laws) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Laws.

(e) If any Certificate shall have been lost, stolen or destroyed, upon the making of an effective affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, which shall include an agreement to indemnify and defend and hold harmless Parent, the Surviving Corporation and the Paying Agent from and against any and all costs, claims, losses, judgments, damages, counsel fees, expenses and liabilities whatsoever which each may suffer, sustain or incur in connection with the failure of any statement, representation or warranty set forth in such affidavit, any payment for or transfer, exchange or delivery of such Certificate and such Person’s inability to locate such Certificate, and, if required by Parent or the Paying Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.10), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Section 2.

2.7 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be entitled to only such rights as are granted by Section 262 of the DGCL to a holder of Dissenting Shares; provided, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration without any interest thereon (less any amounts entitled to be deducted or withheld pursuant to Section 2.10), and such Shares shall not be deemed to be Dissenting Shares. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. The Company shall provide each of the holders of Company Common Stock as of the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL with the notice contemplated thereby as part of the Schedule 14D-9.

2.8 Treatment of Company Options; Company SARs; Company Restricted Stock Units; Company Warrants; Preferred Stock.

(a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Time-based Company Option that is then outstanding and unexercised, whether or not vested, shall be cancelled. Further, with respect to those Persons holding such cancelled Time-based Company Options with an exercise price per Share that is less than the Offer Price (each, an “In-the-money Option”), each such cancelled In-the-money Option shall be converted into the right to receive (i) cash in an amount rounding down to the nearest whole cent, equal to the product obtained by multiplying (A) the total number of Shares subject to such Company Option immediately prior to the Effective Time (without regard to vesting) and (B) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Option, without interest. No holder of a cancelled Time-based Company Option that has an exercise price per Share that is equal to or greater than the Offer Price shall be entitled to any payment with respect to such cancelled Company Option before or after the Effective Time. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each unvested Performance-based Company Option shall be cancelled for no consideration. Prior to the Closing, the Company shall mail or deliver to each holder of Company Options a notice describing the treatment of and payment, if applicable, for the Company Options that are outstanding and unexercised immediately prior to the Effective Time pursuant to this Section 2.8(a) and the terms of the applicable Company Equity Plan, and provide instructions for the exercise of any such Company Options.

(b) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company SAR that is then outstanding and unexercised, whether or not vested, shall be cancelled. Further, with respect to those Persons holding such cancelled Company SARs with an exercise price per Share that is less than the Offer Price (each, an “In-the-money SAR”), each such cancelled In-the-money SAR shall be converted into the right to receive (i) cash in an amount rounding down to the nearest whole cent, equal to the product obtained by multiplying (A) the total number of Shares subject to such Company SAR immediately prior to the Effective Time (without regard to vesting) and (B) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per Share under such Company SAR, without interest. No holder of a cancelled Company SAR that has an exercise price per Share that is equal to or greater than the Offer Price shall be entitled to any payment with respect to such cancelled Company SAR before or after the Effective Time. Prior to the Closing, the Company shall mail or deliver to each holder of Company SARs a notice describing the treatment of and payment, if applicable, for the Company SARs that are outstanding and unexercised immediately prior to the Effective Time pursuant to this Section 2.8(b) and the terms of the applicable Company Equity Plan.

(c) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company RSU that is then outstanding and unexercised, whether or not vested, shall be cancelled. Each such cancelled Company RSU shall be converted into the right to receive cash in an amount, rounding down to the nearest whole cent, equal to the product obtained by multiplying (i) the total number of Shares subject to such Company RSU immediately prior to the Effective Time (without regard to vesting) and (ii) the Merger Consideration. Prior to the Closing, the Company shall mail or deliver to each holder of Company RSUs a notice describing the treatment of and payment for the Company RSUs that are outstanding immediately prior to the Effective Time pursuant to this Section 2.8(c) and the terms of the applicable Company Equity Plan.

(d) All amounts payable in respect of In-the-money Options, In-the-money SARs and Company RSUs under Sections 2.8(a), 2.8(b) and 2.8(c) shall be paid through the Surviving Corporation’s or Purchaser’s payroll system in accordance with standard payroll practices, and subject to any required withholding for applicable Taxes; provided, that if the holder of an In-the-money Option, In-the-money SARs or Company RSU is not a current or former employee of any Acquired Corporation for applicable Tax purposes, the consideration payable with respect to such In-the-money Options, In-the-money SARs or Company RSUs shall not be paid through payroll. Payments of amounts described in this Section 2.8(c) shall be paid as soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time).

(e) Prior to the Initial Expiration Date, the Company shall satisfy all of its notification requirements under the terms of each outstanding and unexercised Company Warrant that relate to or that are otherwise triggered by the Transactions. In addition, the Company shall cause each such Company Warrant to be automatically exercised in accordance with its respective terms and the numbers of shares of Company Common Stock issuable by the Company in connection with such exercise, if any, shall be cancelled and converted into the right to receive the Merger Consideration in the manner described in Section 2.6 above. All Shares issued to holders of Company Warrants pursuant to an exercise or deemed exercise of Company Warrants shall be made through Book-Entry Shares.

(f) At the Closing Date, the Company shall provide a notice of redemption to the holder of Preferred Stock pursuant to the terms and conditions of the Certificate of Designation. From and after the notice of redemption having been duly given, and the redemption price of $1.00, as set forth in the Certificate of Designation, having been paid or irrevocably set aside for payment, the Preferred Stock shall no longer be, or be deemed to be, outstanding for any purpose, and all rights preference and powers of the Preferred Stock shall automatically cease and terminate, except the right of the holder of the Preferred Stock, upon surrender of the certificate for the Preferred Stock, to receive the redemption price of $1.00.

2.9 Loan Payoff. Prior to the Closing, the Company shall satisfy all notification and consent requirements, as applicable, under the terms of the Indebtedness set forth on Schedule 2.9. No less than five (5) business days prior to the Closing Date, the Company shall obtain payoff letters (each a “Payoff Letter”) for the Indebtedness set forth on Schedule 2.9, each of which shall (a) provide the dollar amount of all Indebtedness required to be paid in order to fully and finally pay off such Indebtedness as of the Closing (the “Payoff Amount”) and (b) indicate that the Acquired Corporations shall be discharged from any and all obligations pursuant to such Indebtedness (and any documentation in connection therewith shall terminate) and that all Liens securing the Indebtedness shall be released from and after the Closing Date automatically upon payment of the Payoff Amount. Parent and/or Purchaser shall pay the Payoff Amount in full on the Closing Date on behalf of the Company.

2.10 Withholding. Each of the Surviving Corporation, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Offer Price or Merger Consideration payable to any holder of the Shares, In-the-money Options, In-the-money SARs, Company RSUs or any other amounts otherwise payable pursuant to this Agreement such amounts as it determines are required by any Law to be deducted and withheld with respect to Taxes. To the extent that amounts are so withheld and properly remitted, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, In-the-money Options, In-the-money SARs, Company RSUs, Company Warrants or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

2.11 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows: (it being understood that each representation and warranty contained in Section 3 is subject to (i) exceptions disclosed in the Company SEC Documents filed with, or furnished to, the SEC on or after January 1,

2014 but prior to the Agreement Date and publicly available on EDGAR (excluding any disclosures set forth in any section of any Company SEC Document entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such document that are general cautionary, predictive or forward-looking in nature) and (ii) exceptions and disclosures set forth in the section or subsection of the Company Disclosure Schedule delivered by the Company to Parent and Purchaser immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) corresponding to the particular Section or subsection in this Section 3):

3.1 Organization, Standing and Power.

(a) Each of the Acquired Corporations (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of incorporation, (ii) has all requisite corporate or similar power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to conduct its business as presently conducted and as proposed to be conducted in all material respects and to perform its obligations under all Contracts by which it is bound, and (iii) is duly qualified or licensed to do business as a corporation and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent or Parent’s Representatives true and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, as applicable, of each of the Acquired Corporations, including all amendments thereto, as in effect on the Agreement Date, which certificate of incorporation, bylaws and other charter and organizational documents are all in full force and effect. None of the Acquired Corporations is in violation in any material respect of any of the provisions of its certificate of incorporation, bylaws, and other charter and organizational documents

3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 425,000,000 shares of Company Common Stock and 1,000,000 shares of the Company’s Series A Preferred Stock, par value of $0.001 per share (the “Preferred Stock”). As of the close of business on August 5, 2015, (i) 1 share of Preferred Stock was issued and outstanding (ii) 17,228,613 shares of Company Common Stock (excluding treasury shares) were issued and outstanding, (iii) there were 57,276 shares of Company Common Stock held by the Company in its treasury, (iv) 2,943,661 shares of Company Common Stock were reserved for issuance pursuant to Company Equity Plans (of which no shares were subject to outstanding Company Options under the 1999 Plan, 29,075 shares were subject to outstanding Company Options under the 2004 Plan, and 2,914,586 shares were subject to outstanding Company Options under the 2014 Plan), (v) 178 shares of Company Common Stock are subject to outstanding and unvested Company RSUs granted under the 2004 Plan and 1,166,270 shares of Company Common Stock are subject to outstanding and unvested Company RSUs granted under the 2014 Plan, (vi) Company SARs for 24,577 shares of Common Stock granted under the 2014 Plan for employees located in China, (vii) 76,795 shares of Company Common Stock are estimated to be subject to outstanding purchase rights under the ESPP

(assuming that the closing price per share of Company Common Stock as reported on the purchase date for the current offering period was equal to the Offer Price and employee contributions continue until such purchase date at the levels in place as of the day immediately preceding the Agreement Date), (viii) 473,684 shares of Company Common Stock are subject to issuance pursuant to the Company Warrants and (ix) 210,000 shares of Company Stock are reserved for issuance upon exercise of options issued outside of the Company Plans as more fully described on Section 3.2(d) of the Company Disclosure Schedule. As of August 5, 2015, the weighted average exercise price of the Company Options outstanding as of that date was $3.42. As of August 5, 2015, the weighted average exercise price of the Company Options that have an exercise prices below $2.75 outstanding as of that date was $1.89.

(b) All the outstanding shares of capital stock of the Company are, and all shares reserved for issuance as noted in Section 3.2(a)(iii) above will be, when issued in accordance with the terms thereof, duly authorized, validly issued and fully paid. No shares of capital stock of the Company are owned by any Subsidiary of the Company. All the outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued and are fully paid. Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, all of the shares of capital stock or other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all Liens. None of the Acquired Corporations has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with Company Stockholders or the stockholders of any other Acquired Corporation, as applicable, on any matter. Other than as set forth in Section 3.2(a) or as more fully described in Section 3.2(b) of the Company Disclosure Schedule, there are no outstanding (i) shares of capital stock or other voting securities or equity interests of the Company, (ii) securities of the Acquired Corporations convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Acquired Corporations, (iii) stock appreciation rights, “phantom” stock rights, profit participation, performance units, interests in or rights to the ownership or earnings of any of the Acquired Corporations or other equity equivalent or equity-based award or right, (iv) subscriptions, options, warrants, calls, commitments, arrangements, Contracts or other rights to acquire from any of the Acquired Corporations, or obligations of any of the Acquired Corporations to issue, any shares of capital stock of any of the Acquired Corporations, voting securities, equity interests, or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of any of the Acquired Corporations or rights or interests described in clause (iii), (v) preemptive rights, antidilutive rights, rights of repurchase or forfeiture, right of participation, right of maintenance, conversion rights or other rights to acquire any such securities, (vi) instrument, bond, debenture, note or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Acquired Corporation, or (vii) stockholder rights plans (or similar plan common referred to as a “poison pill”) or Contracts under which any Acquired Corporation is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(c) The Company Common Stock constitutes the only outstanding class of securities of the Acquired Corporations registered under the Securities Act. None of the Acquired Corporations own any voting interest in any Person except for the voting interests in the Subsidiaries of the Company.

(d) Other than as set forth on Section 3.2(d) of the Company Disclosure Schedule, all outstanding Company Options, Company SARS, Company RSUs, and other Company Equity Awards have been granted under the Company Equity Plans or the ESPP. The Company has delivered or made available to Parent or Parent’s Representatives true and complete copies of all Company Equity Plans covering the Company Options, Company SARS, and the Company RSUs outstanding as of the Agreement Date, the forms of all stock option agreements evidencing such Company Options, the forms of all stock appreciation right agreements evidencing such Company SARs, restricted stock unit award grant notices and forms of agreements evidencing the Company RSUs, and the forms of all warrants evidencing the Company Warrants. The Company has delivered or made available to Parent or Parent’s Representatives true and complete copies of the ESPP and applicable offering documents.

(e) Other than as set forth on Section 3.2(e) of the Company Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which any of the Acquired Corporations is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other equity interest of any of the Acquired Corporations.

3.3 Subsidiaries. Section 3.3 of the Company Disclosure Schedule sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation, officers and directors, issued and outstanding equity interests and the holder(s) of such equity interests. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, no Acquired Corporation owns, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is any Acquired Corporation under any current or prospective obligation to provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

3.4 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Acquired Corporations are necessary to approve this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited against the Company by (i) bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers.

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, and by the unanimous vote of all directors of the

Company, duly adopted resolutions: (i) determining that this Agreement and the Transactions are advisable and fair to, and in the best interest of, the Company and its stockholders; (ii) agreeing that the Merger shall be subject to Section 251(h) of the DGCL; (iii) approving the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions; and (iv) resolving to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 6.1 hereof.

3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Offer, the Merger and the other Transactions (including the purchase of the Shares tendered in the Offer) and compliance by the Company with the provisions hereof will not (i) violate or conflict with any of the Acquired Corporations’ certificate of incorporation, bylaws or other charter or organizational documents in a material way, (ii) cause or result in any material breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit or right under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Acquired Corporations under, or require any consent, waiver or approval of any Person pursuant to, any provision of any Material Contract, (iii) cause a violation by any Acquired Corporation of any Law; (iv) result in the revocation, invalidation or termination of any material Permit; or (v) subject to the governmental filings and other matters referred to in Section 3.5(b) hereof, materially violate or conflict with (A) any Law or Order applicable to the Acquired Corporations or by which the Acquired Corporations or any of their respective properties or assets may be bound or (B) any rule or regulation of NASDAQ applicable to the Company.

(b) Except for (i) compliance with any applicable requirements of the Antitrust Laws in the jurisdictions specified in Schedule 6.2(b), (ii) such filings and reports as required pursuant to the applicable requirements of the Securities Act, the Exchange Act, the rules and regulations promulgated thereunder, and state securities Laws or “blue sky” Laws, (iii) any filings required under the rules and regulations of NASDAQ and (iv) such other filings the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (A) no consent, approval, order or authorization of, or registration, declaration, filing with or notice to any Governmental Entity is required by or with respect to the Acquired Corporations in connection with the execution, delivery and performance of this Agreement, or the consummation of Transactions and (B) except as set forth on section 3.5(b) of the Company Disclosure Schedule, the Acquired Corporations have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity that is required for the operation of the Acquired Corporations’ business or the holding of any such interest and all of such authorizations are in full force and effect.

3.6 Company SEC Documents; Financial Statements.

(a) Since December 30, 2012, the Company has filed or furnished (as applicable) on a timely basis with the SEC all forms, reports, schedules, statements and other documents (including exhibits and all other information incorporated therein) required to be filed with or furnished to (as applicable) by the Company with the SEC under applicable Laws prior to the Agreement Date (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (and, in the case of registration statements, as of the dates of effectiveness), or, if amended or superseded by a filing prior to the Agreement Date, on the date of the last such amendment or superseding filing prior to the Agreement Date, the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time they were filed, or, if amended or superseded by a filing prior to the Agreement Date, on the date of the last such amendment or superseding filing prior to the Agreement Date, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. No current or former executive officer of the Company has failed to make the certifications required of him or her under Rule 13a-14 or 15d-14 promulgated under the Exchange Act or Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document since December 30, 2012, and such certifications were materially true and complete, and complied in all material respects as to form and content with all applicable Laws as of the date made. The Company has made available to Parent or Purchaser true and complete copies of all correspondence, other than transmittal correspondence, between the SEC, on the one hand, and the Company, on the other, since December 30, 2012, including all SEC comment letter and responses to such comment letters and responses to such comment letters by or on behalf of the Company. As of the Agreement Date, there are no outstanding or unresolved comments in comment letters received from the SEC or NASDAQ with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Acquired Corporations.

(b) Since December 30, 2012, the consolidated financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as may be permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that are not, individually or in the aggregate, material), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. As of the Agreement Date, the Company does not intend to correct or restate, and to the Company’s Knowledge there is not any basis to correct or restate, any of the audited consolidated financial statements or unaudited interim financial statements (including, in each case, the notes, if any, thereto) of the Company filed in or furnished with the Company SEC Documents. No financial statements of any Person other than the Company and the Subsidiaries set forth on Section 3.3 of the Company Disclosure Schedule are required by GAAP to be included in the consolidated financial statements of the Company.

(c) The Company has implemented and maintained, and at all times since December 30, 2012 has maintained, a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company on a consolidated basis; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Corporations that could have a material effect on the Company’s financial statements.

(d) The Company (i) has implemented and maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the Agreement Date, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of “internal control over financial reporting” that would be reasonably likely to adversely affect in any material way the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s “internal control over financial reporting.” Any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed. The Company has evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation; and, to the extent required by applicable Law, disclosed in such report or amendment any change in the Company’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal controls over financial reporting as of December 28, 2014. Except as set forth on Section 3.6(d) of the Disclosure Schedule, at all times since December 30, 2012, the Company has been in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ.

(e) No Acquired Corporation is a party to, or has entered into any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among the Acquired Corporations, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Acquired Corporations in the Company’s audited financial statements or other Company SEC Documents.

(f) Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), neither the Company nor any of its Affiliates acting on behalf of any of the Acquired Corporations has made, arranged, modified (in any material respect) or forgiven personal loans to any executive officer or director of the Acquired Corporations.

(g) Since December 30, 2012, (i) none of the Acquired Corporations or, to the Knowledge of the Company, any Company Associate or independent auditor of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Acquired Corporations or their respective internal accounting controls relating to periods after December 30, 2012, including any material complaint, allegation, assertion or claim that any Acquired Corporation has engaged in questionable accounting or auditing practices (except for any of the foregoing after the Agreement Date which have no reasonable basis), and (ii) no attorney representing any Acquired Corporation, whether or not employed by any Acquired Corporation, has reported in writing any material evidence of a material violation of securities Law, breach of fiduciary duty or similar violation, relating to periods after December 30, 2012, by the Company or any Company Associate or agents to the Company Board or any committee thereof or, to the Knowledge of the Company, to any director or officer of the Company.

3.7 Information Supplied. Each document required to be filed by the Company with the SEC in connection with the Transactions (collectively, the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. None of the Company Disclosure Documents will, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, none of the information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time the Offer Documents or the Schedule 14D-9, as applicable, is filed with the SEC, at any time it is amended or supplemented, or at the time it is first distributed or otherwise disseminated to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 based on information supplied by or on behalf of Parent or the Purchaser in writing specifically for inclusion or incorporation by reference therein.

3.8 No Undisclosed Liabilities. No Acquired Corporation has any liabilities or obligations of any nature, whether accrued, absolute, matured, fixed, contingent or otherwise, other than liabilities and obligations (a) accrued or reserved against, in accordance with GAAP, in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of March 29, 2015 included in the Company SEC Documents, (b) incurred in the ordinary course of business since March 29, 2015, (c) that are executory performance obligations under any Contract to which any of the Acquired Corporations is a party or bound and made available to Parent or Parent’s Representatives prior to the Agreement Date and are not arising under or resulting from any breach or nonperformance of such Contract, or (d) under this Agreement or in connection with the Transactions (including legal and other advisors fees and expenses).

3.9 Absence of Certain Changes or Events. Since December 28, 2014: (i) except for actions required to be taken by the terms of this Agreement or in connection with the Transactions (including legal and other advisors fees and expenses), the Acquired Corporations have conducted their businesses in the ordinary course in all material respects, (ii) no Company Material Adverse Effect has occurred, and there has not been, and there does not exist, any Effect that, individually or in the aggregate with other Effects, would reasonably be expected to have a Company Material Adverse Effect, (iii) none of the Acquired Corporations have suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance, and (iv) no acquisition, sale or transfer of any material asset of the Acquired Corporations, taken individually or as a whole, has occurred. Except as set forth in Section 3.9 of the Company Disclosure Schedule, since March 29, 2015 through the Agreement Date, none of the Acquired Corporations has taken any actions which, had such actions been taken after the Agreement Date, would have required the written consent of Parent pursuant to Section 5.3.

3.10 Litigation. There is no Action pending or, to the Knowledge of the Company, threatened in writing against any of the Acquired Corporations, any of their respective properties or assets, or any present or former officer or director of any of the Acquired Corporations in such individual’s capacity as such. There are no facts or circumstances of which the Company has Knowledge that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Acquired Corporations. Neither the Acquired Corporations nor any of their respective properties or assets is subject to any outstanding Order of any Governmental Entity. There is no Action pending or, to the Knowledge of the Company, threatened seeking to impose any legal restraint on or prohibition against the Transactions or that, if resolved adversely to the Company, would have the effect of preventing or materially delaying or making illegal, the Transactions.

3.11 Compliance with Laws and Regulations.

(a) Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, the Acquired Corporations are and, at all times since January 1, 2010 have been in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to an Acquired Corporation is pending or is being threatened. To the Knowledge of the

Company, (i) no material change is required in any Acquired Corporation’s processes, properties or procedures in order to bring them into compliance in all material respects with any applicable Law, and, (ii) none of the Acquired Corporations has received any written or, to the Knowledge of the Company, oral notice or communication of any noncompliance in any material respect with any applicable Law that has not been cured as of the Agreement Date.

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, no Acquired Corporation has received, since January 1, 2012, a written notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets. The Acquired Corporations have in effect all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and there has occurred no material violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit.

(c) None of the Acquired Corporations or any director or officer of any of the Acquired Corporations, or, to the Knowledge of the Company, any other Company Associate, or Person acting on behalf of any of the aforementioned:

(i) has been convicted of, or, to the Knowledge of the Company, has been accused, charged or investigated by any Governmental Entity with any violation of, any Anti-Corruption/AML Law or other Law related to fraud, theft, embezzlement, bribery, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or sanctioned violations;

(ii) has used any funds (whether of any Acquired Corporation or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity;

(iii) has with a corrupt or improper intention directly or indirectly (through third parties) paid, provided, promised, offered, or authorized the payment or provision of money, a financial advantage, or anything else of value to (a) an official, employee, or agent of any government, military, public international organization (including, but not limited to, the United Nations or the World Bank), state-owned or affiliated entity (including, but not limited to, sovereign wealth funds or public hospitals, universities, or research labs), political party, or any instrumentality thereof (collectively “Government Officials”), (b) a political party or candidate for political office, or (c) any other Person, for purposes of obtaining, retaining, or directing permits, licenses, favorable tax or court decisions, special concessions, contracts, business, or any other improper advantage;

(iv) has otherwise offered, promised, authorized, provided, or incurred or will in the future offer, authorize, make, pay or receive, directly or indirectly, any bribe, kickback, or other corrupt or unlawful payment, expense, contribution, gift, entertainment, travel or other benefit or advantage (collectively, “Restricted Benefits”) to or for the benefit of any Government Official, political party or candidate, or any other Person;

(v) has solicited, accepted, or received, or will in the future solicit, accept or receive any Restricted Benefits from any Person;

(vi) has established or maintained any slush fund or other unlawful or unrecorded fund or account;

(vii) has inserted, concealed, or misrepresented corrupt, illegal, or improper payments, expenses or other entries in their books and records;

(viii) is a Government Official or political candidate or has immediate family members who are Government Officials or political candidates;

(ix) has concealed or disguised the existence, illegal origins, and/or illegal application of criminally derived income/assets or otherwise caused such income or assets to appear to have legitimate origins or constitute legitimate assets;

(x) has used any funds to finance terrorist, drug-related, or other illegal activities;

(xi) has violated, caused other parties to violate, is currently in violation of, or is reasonably expected to violate, directly or indirectly, any provision of any Anti-Corruption/AML Laws or any applicable Laws of similar effect; or

(xii) has received any communication that alleges any of the foregoing.

(d) The books, records and accounts of the Company and to the Knowledge of the Company, the Company’s subsidiaries have at all times accurately and fairly reflected, in reasonable detail, the transactions and disposition of their respective funds and assets. To the Knowledge of the Company, (i) there have never been any false or fictitious entries made in the books, records, or accounts of the Acquired Corporations, including with respect to any illegal payment or secret or unrecorded fund, and (ii) none of the Acquired Corporations have established or maintained a secret or unrecorded fund.

(e) Since December 30, 2012, the Acquired Corporations have at all times conducted their export and related transactions in all material respects in accordance with (i) all applicable export, re-export, and anti-boycott Laws of the United States, including the Arms Export Control Act (22 U.S.C.A. § 2278), the Export Administration Act (50 U.S.C. App. §§ 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. 120-130), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1706) and United States economic sanctions Laws administered by the United States Treasury Department’s Office of Foreign Assets Control and (ii) all other applicable import and export control Laws in any countries in which any of the Acquired Corporations conducts business.

3.12 Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Schedule contains an accurate and complete list, with respect to each of the Acquired Corporations and their ERISA Affiliates of each plan, program, policy, practice, contract, agreement or other arrangement providing for direct or indirect compensation, severance benefits (including redundancy), notice or termination pay, deferred compensation, performance awards, stock or stock-related options or awards, pension benefits, retirement benefits, profit-sharing benefits, savings benefits, disability benefits, medical insurance, dental insurance, health insurance, life insurance, death benefit, other insurance, repatriation or expatriation benefits, tax gross ups, welfare benefits, part time and early retirement scheme fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including, but not limited to, each “employee benefit plan,” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) which is or has been maintained, contributed to, or required to be contributed to, by the Acquired Corporations or any ERISA Affiliate for the benefit of any Company Associate (collectively, the “Employee Plans”) and separately identifies each Employee Plan that is currently in effect, maintained, contributed to or required to be contributed to, primarily for the benefit of Company Associates outside the United States (each, a “Foreign Employee Plan”). None of the Acquired Corporations and their ERISA Affiliates have made any plan or commitment to establish any new Employee Plan, to modify any Employee Plan (except to the extent required by applicable Law or to conform any such Employee Plan to the requirements of any applicable Law, in each case as previously disclosed to Parent in writing, or as required by this Agreement).

(b) The Company has made available to Parent (i) true and correct copies of all documents embodying each Employee Plan including all amendments thereto and all related trust documents (or a summary of any oral Employee Plan), (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Employee Plan, (iii) if the Employee Plan is funded, the most recent annual and periodic accounting of Employee Plan assets, (iv) the most recent summary plan description together with the summary of material modifications thereto, if any, with respect to each Employee Plan, (v) all material written agreements and contracts relating to each Employee Plan, including administrative service agreements and group insurance contracts, (vi) all communications material to any Company Associates relating to any Employee Plan and any proposed Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any liability to the Acquired Corporations and their ERISA Affiliates, (vii) all written correspondence to or from any governmental agency relating to a material matter with respect to any Employee Plan during the prior three (3) years, (viii) all model Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) forms and related notices, (ix) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Employee Plan, (x) all discrimination tests for each Employee Plan for the three (3) most recent plan years, (xi) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with each Employee Plan, to the extent applicable, (xii) all Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”) privacy notices and all business associate agreements to the extent required under HIPAA, (xiii) the most recent IRS determination, advisory or opinion letter issued with respect to or relating to each Employee Plan (xiv) all rulings or notices issued by a governmental agency with respect to each Employee Plan, and (xv) with respect to each Foreign Employee Plan that is maintained in any non-U.S. jurisdiction, to the extent applicable: (A) the most recent annual report or similar compliance documents required to be filed with any governmental authority with respect to such Foreign Employee Plan and (B) any document comparable to a determination letter, advisory letter or opinion letter issued by a governmental authority relating to the satisfaction of applicable Law necessary to obtain the most favorable tax treatment and all amendments, modifications or supplements to any such document.

(c) The Acquired Corporations and their ERISA Affiliates have performed all material obligations required to be performed by them under terms of each applicable Employee Plan and are not in default or violation of any Employee Plan, and the Acquired Corporations and their ERISA Affiliates have no Knowledge of any default or violation by any other party to any Employee Plan. Each Employee Plan has been established and maintained in accordance with its terms and in material compliance with applicable Law, including ERISA or the Code and, in the case of Foreign Employee Plans, applicable foreign Law. Each Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either (i) applied for a favorable determination letter, prior to the expiration of the requisite remedial amendment period under applicable Treasury Regulations or IRS pronouncements, but has not yet received a response; (ii) obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, on which the employer is entitled to rely, as to its qualified status from the IRS; or (iii) still has a remaining period of time to apply for such a determination letter from the IRS and to make any amendments necessary to obtain a favorable determination, and nothing has occurred since the date of the most recent determination that could reasonably be expected to cause any such Employee Plan or trust to fail to qualify under § 401(a) or 501(a) of the Code. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Employee Plan which would result, or since January 1, 2012 has resulted, in liability to the Company. There are no Actions pending or threatened or reasonably anticipated (other than routine claims for benefits) against any Employee Plan or against the assets of any Employee Plan and no fact or circumstance exists that would make such an Action likely to occur. Each Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to the Acquired Corporations or their ERISA Affiliates (other than ordinary administration expenses). There are no audits, inquiries or proceedings pending or threatened by the IRS, Department of Labor, or any other governmental authority with respect to any Employee Plan. Neither the Acquired Corporations nor their ERISA Affiliates are subject to any fine, assessment, penalty or other Tax or liability with respect to any Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code or otherwise by operation of law or contract.

(d) All Foreign Employee Plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions. To the Knowledge of the Company, each Foreign Employee Plan has been approved by the relevant taxation and other governmental authorities so as to enable (i) the Acquired Corporations and the participants and beneficiaries under the relevant Foreign Employee Plan, and (ii) in the case of any Foreign Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded Foreign Employee Plan”), the assets held for the purposes of the Funded Foreign Employee Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any ground on which such approval may cease to apply. No promise has been made to any non-U.S. Company Associate of the Acquired Corporations that his or her defined contribution benefits under any Funded Foreign Employee Plan will at any point in the future equate to or not be less than any particular amount. Furthermore, no Foreign Employee Plan has liabilities, that as of the Closing Date, will not be offset in full by insurance or otherwise be fully accounted for on a basis which complies with International Accounting Standard 19 (IAS 19) (whether or not IAS 19 applies to the Company or, if relevant, any of its Subsidiaries).

(e) Neither the Acquired Corporations and their ERISA Affiliates have ever maintained, established, sponsored, participated in, or contributed to, or incurred an obligation to contribute to any Employee Plan that is (i) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) a “funded welfare plan” within the meaning of Section 419 of the Code, (iii) a “multiple employer welfare arrangement” (as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA)), or (iv) an Employee Plan in which stock of the Acquired Corporations and their ERISA Affiliates is or was held as a plan asset.

(f) Neither the Acquired Corporations nor any of their ERISA Affiliates have ever maintained, established, sponsored, participated in or contributed to or incurred an obligation to contribute to any self-insured “group health plan” (within the meaning of Section 5000(b)(1) of the Code) that provides benefits to Company Associates (other than a medical flexible spending account, health reimbursement arrangement or other similar program, including any such plan pursuant to which a stop-loss policy or contract applies).

(g) At no time has the Acquired Corporations and their ERISA Affiliates contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). The Acquired Corporations and their ERISA Affiliates have not at any time maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413 of the Code.

(h) Except as set forth in Section 3.12(h) of the Company Disclosure Schedule, no Employee Plan provides, or reflects or represents any liability to provide, post-termination or retiree life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable statute, and the Acquired Corporations and their ERISA Affiliates have not represented, promised or contracted (whether in oral or written form) to any Company Associate (either individually or to Company Associates as a group) or any other Person that such Company Associates or other Person would be provided with life insurance, health or other employee welfare benefits, except to the extent required by statute.

(i) The Acquired Corporations and their ERISA Affiliates have complied with COBRA, the Family Medical Leave Act of 1993, as amended (“FMLA”), HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborns’ and Mothers’ Health Protection Act of 1996, and any similar provisions of state law applicable to their Company Associates. To the extent required under HIPAA and the regulations issued thereunder, the Acquired Corporations and their ERISA Affiliates have performed all obligations under the medical privacy rules of HIPAA, the electronic data interchange requirements of HIPAA, and the security requirements of HIPAA. The Acquired Corporations and their ERISA Affiliates do not have unsatisfied obligations to any Company Associates pursuant to COBRA, HIPAA or any state law governing health care coverage or extension.

(j) There are no loans or extensions of credit from any Employee Plan, the Acquired Corporations or any ERISA Affiliate to any Company Associate of the Acquired Corporations or any ERISA Affiliate.

(k) Except as set forth in Section 3.12(k) of the Company Disclosure Schedule and as contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions or any termination of employment or service in connection therewith will (i) result in any payment (including severance, golden parachute, bonus, tax gross up, or otherwise), becoming due to any Company Associate, (ii) result in any forgiveness of indebtedness of any Company Associate, (iii) materially increase any benefits otherwise payable by the Acquired Corporations and their ERISA Affiliates to any Company Associate or (iv) result in the acceleration of the time of payment or vesting of any such benefits to any Company Associate except as required under Section 411(d)(3) of the Code. There is no contract, agreement, plan or arrangement to which the Acquired Corporations or any of their ERISA Affiliates is a party, including the provisions of this Agreement, covering any Company Associate, which individually or collectively could require the Acquired Corporations or any of their ERISA Affiliates to pay a Tax gross up payment to, or otherwise indemnify or reimburse, any Company Associate for Tax-related payments under Section 280G of the Code or Section 409A.

3.13 Employment Matters.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth a true and complete list of all Employment Agreements and Consultant Agreements in effect as of the Agreement Date. The Company has made available to Parent or Parent’s Representatives true and complete copies of all Employment Agreements and Consultant Agreements in effect as of the Agreement Date. Such contracts have been made completely anonymous for those employees based in jurisdictions where this is required under applicable data privacy/protection Law. Except as required by applicable Law, the employment of each of the Acquired Corporations’ employees is terminable by the applicable Acquired Corporation at will. Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, no Acquired Corporation has made any plan or commitment to enter into any new Employment Agreement or Consultant Agreement or to modify any existing Employment Agreement or Consultant Agreement (except as required by Law or to conform any such Employment Agreement or Consultant Agreement to the requirements of any applicable Law, in each case as previously disclosed to Parent or Purchaser in writing, or as required by this Agreement).

(b) Section 3.13(b)(i) of the Company Disclosure Schedule contains a complete and accurate list of (i) the name of each employee and consultant currently providing services to the Acquired Corporations and the country (and state, for those located in the U.S.) in which each such employee and consultant is based and primarily performs his or her duties or services (except where the disclosure of such information would be prohibited by data privacy/protection Laws without the employee’s or consultant’s consent, in which case an employee ID number shall be provided), and (ii) each such person’s position or function, annual base salary or wages or consulting fees, and with respect to employees, vacation entitlement, service date, benefit entitlement and any incentives or bonus arrangement with respect to such person. Section 3.13(b)(ii) of the Company Disclosure Schedule contains a list of the countries, which does not include the U.S., in which data privacy/protection Laws prohibit the disclosure of information in this Section without the employee’s or consultant’s consent.

(c) Except as previously disclosed to Parent or the Purchaser in writing, to the Knowledge of the Company, as of the Agreement Date no employee, independent contractor or consultant intends to terminate his or her employment or services for any reason including because of the consummation of the Transactions, and the Acquired Corporations have no plans or intentions, as of the Agreement Date, to terminate any such employee or consultant.

(d) Each Acquired Corporation is in material compliance with all applicable Laws, collective bargaining agreements and other material agreements or arrangements with any employee, works council, employee representative or other labor organization or group of employees, extension orders and binding customs respecting labor and employment, including all Laws, its own policies, practices, handbooks, work rules and internal regulations relating to fair employment practices, terms and conditions of employment, discrimination, disability, fair labor standards, workers’ compensation, wrongful discharge, immigration, occupational safety and health, family and medical leave, wage and hour (including overtime wages), worker classification, equal opportunity, pay equity, meal and rest periods, and employee terminations, and in each case, with respect to any employee (i) has withheld and reported and remitted all amounts required by Law or by agreement to be withheld and reported and remitted with respect to wages, salaries and other payments to employees in all material respects, (ii) is not liable for any: arrears of wages, compensation, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business). No Acquired Corporation is a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Entity with respect to employment practices. No Acquired Corporation has direct or indirect liability with respect to any misclassification of any person as an independent contractor or consultant rather than as an employee, or with respect to any employee leased from another employer or any employee currently or formerly classified as exempt from overtime wages or the equivalent under applicable Law.

(e) Each Acquired Corporation has paid all wages and salaries due and payable under applicable Laws and its own policies and are not liable for any material penalties.

(f) No Acquired Corporation is or has been party to, or has a duty to bargain for or is current negotiating in connection with entering into, any collective bargaining or other similar agreement with any union, works council, employee representative or other labor organization or group of employees. As of the Agreement Date, there is no labor dispute, strike, proceeding, slowdown, work stoppage, lockout, job action, picketing, question concerning labor representation, union organizing activity, or any threat thereof, or any similar activity or dispute affecting the Acquired Corporations or any of their employees, and, since June 1, 2009 there has been no such labor dispute, strike, proceeding, slowdown, work stoppage, lockout, job action, picketing, question concerning labor representation, union organizing activity or any similar activity or dispute. There are no, and since December 30, 2012, there has not been any, actions, suits, claims, labor disputes or grievances pending or to the Company’s Knowledge threatened relating to any labor matters involving any Company Associate, including relating to any Employment Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy (excluding benefit claims in the normal course of such policies), safety, retaliation, whistle blower, breach of public policy, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or the equivalent under applicable Law or harassment complaints. Since December 30, 2012, no Acquired Corporation has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar foreign, state or local applicable Law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar foreign, state or local applicable Law, or incurred any liability or obligation under WARN or any similar foreign, state or local applicable Law that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar foreign, state or local applicable Law.

(g) All of the Company Associates are authorized and have appropriate documentation to work in the jurisdiction in which they are working. Further, all independent contractors or consultants engaged by each Acquired Corporation are authorized and have appropriate documentation to work in the jurisdiction in which they are working.

3.14 Environmental Matters. The Acquired Corporations are and have been at all times in material compliance with applicable Environmental Laws and the requirements of Permits required under such Environmental Laws for the operation of the business of the Company, including with respect to any real property owned or leased by the Acquired Corporations. Since December 30, 2012, (i) no Acquired Corporation has received written notice of, or is a party to or the subject of any unresolved Action alleging any material liability or responsibility under or noncompliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law and (ii) no Acquired Corporation is subject to any Order or Contract by or with any Governmental Entity or third party imposing any material liability or obligation with respect to any of the foregoing. There is no Action relating to or arising under any Environmental Law that is pending or, to the Knowledge of the Company, threatened in writing against an Acquired Corporation or Leased Real Property. Since December 30, 2012, the Acquired Corporations have not received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the respective Acquired Corporation relating to or arising under Environmental Laws. Since December 30, 2012, no Hazardous Materials are present as a result of the actions of the Acquired Corporations, or, to the Knowledge of the Company, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that any Acquired Corporation has at any time owned, operated, occupied or leased or, to the Knowledge of the Company, on any surrounding site. Since December 30, 2012, no Acquired Corporation has produced, used, transported, processed, manufactured, generated, treated, handled, stored or disposed of, released or exposed any Company Associate or any third party to any Hazardous Materials, except in compliance with applicable Environmental Laws.

3.15 Taxes.

(a) (i) Each of the income and other material Tax Returns required to be filed by or on behalf of the Acquired Corporations on or before the Closing Date has been or will be filed on or before the applicable due date (including any extensions of such due date), and has been, or will be when filed, prepared in compliance with all applicable Laws and is accurate and complete in all material respects, and (ii) all material Taxes payable by the Acquired Corporations (whether or not shown on to be due on Tax Returns of the Acquired Corporations) or required to be withheld, collected or deposited by the Acquired Corporation (including any Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, customer, creditor, stockholder or other third party) on or before the Closing Date have been or will be paid or withheld, collected or deposited (and, to the extent required, paid to the relevant Governmental Entity) on or before the Closing Date.

(b) The Company’s Balance Sheet has accrued all actual and estimated liabilities for all material unpaid Taxes with respect to all periods through the date thereof in accordance with GAAP. The Acquired Corporations shall establish, in the ordinary course of business and consistent with past practices, reserves adequate for the payment of all material unpaid Taxes of the Acquired Corporations for the period from the date of the Balance Sheet through the Closing Date.

(c) There are no examinations, audits, assessments, disputes or claims made in writing, or, to the Company’s Knowledge, otherwise pending or threatened, of or with respect to any Tax Return of any Acquired Corporation in progress involving material Taxes. No written claim has been received by an Acquired Corporation from any Governmental Entity in any jurisdiction where an Acquired Corporation does not file Tax Returns that an Acquired Corporation is or may be subject to Taxes in that jurisdiction. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of all income Tax Returns of the Acquired Corporations, and all audit reports and similar documents (to which the Acquired Corporations have access) relating to Tax Returns of the Acquired Corporations, in each case for all taxable periods ending on or after December 31, 2010. No extension or waiver of the limitation period applicable to any of Tax Returns or any material Taxes of the Acquired Corporations has been granted and is currently in effect. No material closing agreement, private letter ruling, technical advice memorandum, advance pricing agreement, consent to an extension of time to make an election or consent to a change of method of accounting, has been requested from, entered into with or issued by a Governmental Entity with respect to any Acquired Corporation.

(d) Except as set forth in Section 3.15(d) of the Company Disclosure Schedule, no payment or benefit made by any of the Acquired Corporations in connection with the Transactions would be non-deductible under Section 280G of the Code. None of the Acquired Corporations is party to any agreement, contract, arrangement or plan that has resulted or could result in the payment of any amount that will not be fully deductible in the last fiscal year as a result of Section 162(m) of the Code (or any comparable provision of state, local or foreign Law).

The Acquired Corporations are not a party to any Employee Plan or other Contract that would require, nor do the Acquired Corporations have any obligation (current or contingent), to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(e) None of the Acquired Corporations (i) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), or (ii) has incurred, or had the potential to incur, any material liability for the Taxes of any Person (other than the Company or another Acquired Corporation) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, pursuant to a Contract, or otherwise (other than pursuant to customary provisions included in credit agreements and leases, in each case, not primarily related to Taxes and entered into in the ordinary course of business).

(f) No Acquired Corporations has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(g) The Acquired Corporations have not entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(h) None of the Acquired Corporations will be required to include any material item of income in, or exclude any material item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date outside the ordinary course of business, (v) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or (vi) election under Section 108(i) of the Code.

(i) The Company is not, and has not been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii), or the Shares are regularly traded on an established securities market within the meaning of Section 1445(b)(6) of the Code and Treasury Regulations 1.897-9T(d)(2).

(j) To the Knowledge of the Company, none of the transactions among any of the Acquired Corporations or any related parties is subject to any material adjustment, apportionment, allocation or recharacterization under Section 482 of the Code or any similar federal, state or local or foreign rule or regulation, and all of such transactions have been effected in all material respects on an arm’s length basis. The Company has made available to Parent or Parent’s Representatives all material intercompany agreements or descriptions thereof (whether or not in writing) relating to transfer pricing with respect to the Acquired Corporations.

(k) Each Acquired Corporation is in material compliance with all terms and conditions of any Tax exemptions, Tax holiday or other Tax reduction agreement, approval or order of any Governmental Entity, and the consummation of the Offer and all other transactions contemplated in connection therewith will not have any adverse effect on the validity and effectiveness of any such Tax exemptions, Tax holiday or other Tax reduction agreement or order.

(l) The Acquired Corporations have complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto. The Acquired Corporations have complied with all the applicable requirements of Sections 1471 through 1474 of the Code and the regulations thereunder.

(m) To the Knowledge of the Company, Section 3.15(m) of the Company Disclosure Schedule sets forth each country in which any of the Company or any of its Subsidiaries files, is required to file, or has been required to file an income Tax Return.

(n) No Acquired Corporation (i) has ever been classified as a “passive foreign investment company” as defined in Section 1297 of the Code or (ii) as of the Agreement Date expects to be classified as a “passive foreign investment company” as defined in Section 1297 of the Code for the current Taxable year or the Taxable year that includes the Offer Closing.

(o) Each “nonqualified deferred compensation plan” (as such term is defined under Section 409A of the Code and the guidance thereunder and under Section 457A of the Code and the guidance thereunder) under which the Acquired Corporations and their ERISA Affiliates makes, is obligated to make or promises to make, payments (each, a “Deferred Compensation Plan”) complies in all respects, in both form and operation, with the requirements of Sections 409A and 457A of the Code and the guidance thereunder. Section 3.15(o) of the Company Disclosure Schedule lists each Deferred Compensation Plan under which any of the Acquired Corporations or any of their ERISA Affiliates make, are obligated to make or promise to make, any payments.

3.16 Contracts.

(a) For purposes of this Agreement, a “Material Contract” means:

(i) a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act, other than those agreements and arrangements described in Item 601(b)(10)(iii));

(ii) a Company Contract identified or required to be identified in Section 3.13(a) of the Company Disclosure Schedule (pursuant to which the Company has continuing rights or obligations as of the Agreement Date) relating to the employment of, or the performance of service by, (A) any current or former executive officer or director of an Acquired Corporation or (B) any current employee, consultant or independent contractor of the Acquired Corporations providing for an annual base salary or payment for services in excess of $150,000;

(iii) a Company Contract, including a terminated or expired Company Contract that to the Knowledge of the Company contains provisions still in effect as of the Agreement Date: (A) limiting in any material respect the freedom or right of the Acquired Corporations (1) to engage in any line of business or to compete with, or solicit any customer of, any Person in any line of business or in any geographic location, to acquire any product or other asset or any services from any other Person, (2) to solicit, hire or retain any Person as an employee, consultant or independent contractor, (3) to develop, manufacture, sell, supply, distribute, offer, support or service any product, Technology or other asset to or for any other Person, or (4) to perform services for any other Person; (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by an Acquired Corporation, (C) which contemplates an exclusive relationship between the Acquired Corporations and any other Person; (D) prohibiting the Acquired Corporations (or, after the Acceptance Time, Parent) from engaging in business with any Person or levying a fine, charge or other payment for doing so, other than any such Contracts that (1) may be cancelled without material liability to any Acquired Corporation upon notice of ninety (90) days or less or (2) are not, individually or in the aggregate, material to the Acquired Corporations, taken as a whole; or (E) under which any of the Acquired Corporations have granted or have obtained an option to purchase or acquire, or a right of first refusal or right of first negotiation with respect to the purchase or acquisition of, any assets of the Acquired Corporations valued at an amount in excess of $100,000;

(iv) a Company Contract (A) relating to the disposition or acquisition by the any of the Acquired Corporations after the Agreement Date of assets with a fair market value in excess of $250,000 outside of the ordinary course of business, or (B) pursuant to which any of the Acquired Corporations will acquire any ownership interest in any other Person or other business enterprise outside of the ordinary course of business and with a value of greater than $250,000;

(v) a mortgage, indenture, guarantee, loan or credit agreement, security agreement or other Company Contract relating to the borrowing of money or extension of credit, in each case in excess of $100,000;

(vi) a Company Contract relating to the creation of any Lien with respect to any material asset of any of the Acquired Corporations;

(vii) a settlement Contract or other Company Contract relating to the settlement of Actions other than (A) releases entered into with former employees, consultants or independent contractors of any Acquired Corporation in the ordinary course of business, or (B) settlement Contracts or other Company Contracts relating to the settlement of Actions only involving the payment of cash (which has been paid) in amounts that do not exceed $100,000 in the aggregate;

(viii) a Company Contract that provides for indemnification, or for the advancement or reimbursement of any legal fees or expenses, of any officer, director or employee of any of the Acquired Corporations;

(ix) a Company Contract (other than Contracts evidencing Company Options, Company SARs, Company RSUs or Company Warrants) (A) contemplating the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or similar right with respect to any securities, or (C) providing any Acquired Corporation or any other Person with any right of first refusal with respect to, or right to repurchase, redeem, put or call, any securities;

(x) a Company Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to an Acquired Corporation in an amount having an expected value in excess of $250,000 in the fiscal year ending January 3, 2016 or in any fiscal year thereafter or any such Company Contract that would be expected to result in the payment or delivery of cash by or to an Acquired Corporation having an expected value in excess of $500,000 in the aggregate during the term of such Company Contract and cannot be cancelled by the Acquired Corporation without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date of such cancellation) excluding non-exclusive outbound licenses to service providers in each case entered into in the ordinary course of business;

(xi) other than sales commissions paid in the ordinary course of business, a Company Contract pursuant to which any of the Acquired Corporations (A) is obligated to pay to any other person a percentage of sales, revenues or profits, or any development, regulatory or commercial or similar milestone payments, in each case, with respect to any Product; (B) is obligated to provide to any other person a percentage interest in the sales, profits or revenues of any Product; or (C) is obligated to supply any Product, excluding pursuant to purchase orders under existing agreements, in each case whether as of the Agreement Date or as of a future date, including upon the occurrence of any future event;

(xii) a Company Contract, including a terminated or expired Company Contract that to the Knowledge of the Company contains provisions still in effect as of the Agreement Date, that obligates (including through the use of diligent or commercially reasonable efforts or similar undertaking) any of the Acquired Corporations to develop and/or commercialize or manufacture any product;

(xiii) a Company Contract, including a terminated or expired Company Contract that to the Knowledge of the Company contains provisions still in effect as of the Agreement Date, that is a partnership, collaboration or joint venture agreement that is material to any of the Acquired Corporations as a whole;

(xiv) other than a Company Contract described in (xv) of this Section 3.16(a), a Company Contract under which the consummation of the Offer or any of the other Transactions would give rise to or expand any material rights in favor of, or any material obligations on the part of, any of the Acquired Corporations, or any other Person;

(xv) a Company Contract pursuant to which any of the Acquired Corporation is or may become obligated to (A) make any severance, termination, tax gross-up, or similar payment, (B) make any bonus, deferred compensation or similar payment (other than payments constituting base salary bonus or compensation paid in the ordinary course of business) to any Company Associate or (C) grant or accelerate the vesting of, or otherwise modify, any Company Equity Award other than accelerated vesting as required by the terms of the Company Equity Plans;

(xvi) a Company Contract for the lease or sublease of any real property;

(xvii) a Company Contract that is a Contract with any academic institution, research center or Governmental Entity (or any Person working for or on behalf of any of the foregoing);

(xviii) other than a Company Contract as described in (xv) above, a Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Company Common Stock or any of their Affiliates (other than the Company) or immediate family members (other than offer letters for employment that can be terminated at will, without severance obligations, and Company Contracts pursuant to Company Equity Awards);

(xix) other than in the ordinary course of business pursuant to a standard template contract the form of which has been made available to Purchaser, a Company Contract under which any Acquired Corporation has agreed to indemnify any Person against any infringement, violation or misappropriation of the Intellectual Property Rights of a third Person;

(xx) a Company Contract, including a terminated or expired Company Contract that to the Knowledge of the Company contains provisions still in effect as of the Agreement Date: (A) regarding joint development of any product or service, the Products or any Technology; (B) by which Company or any existing or future Affiliate of Company grants, granted or is required to grant any ownership right or title to any Intellectual Property Rights, other than a Company Contract described in (xiii) above, (C) by which an Acquired Corporation is assigned or granted an ownership interest in any Intellectual Property Rights (other than written agreements with employees and independent contractors) other than a Company Contract described in (xiii) above; (D) under which any Acquired Corporation grants or receives an option or right of first refusal or negotiation relating to any Intellectual Property Rights; (E) under which any Person is granted any right to access Source Code including without limitation the right to create derivative works of Products; or (F) pursuant to which any Acquired Corporation has deposited or is required to deposit with an escrow agent or any other Person any Source Code; or

(xxi) any other Company Contract, or group of other Company Contracts with a Person (or group of affiliated Persons), the breach or termination of which would reasonably be expected to have or result in a Company Material Adverse Effect.

(b) Section 3.16(b) of the Company Disclosure Schedule sets forth a true and complete list of all Material Contracts currently in effect and any terminated Material Contracts that to the Knowledge of the Company contain those certain provisions described in Section 3.16(a) herein that are still in effect as of the Agreement Date. The Company has made available to Parent or Parent’s Representatives true and complete copies of all such Material Contracts as of the Agreement Date.

(c) Each Material Contract currently in effect and each terminated Material Contract that to the Knowledge of the Company contains certain provisions described in Section 3.16(a) herein that are still in effect as of the Agreement Date, is legal, valid and binding and in full force and effect with respect to each party thereto, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, and is enforceable in accordance with its terms, except as enforcement thereof may be limited against the Acquired Corporations by (i) bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers. The Acquired Corporations have performed in all material respects all obligations required to be performed by them under each Material Contract and, to the Knowledge of the Company as of the Agreement Date, each other party to each Material Contract has performed in all material respects all obligations required to be performed by it under such Material Contract.

(d) Neither any Acquired Corporation, nor to the Knowledge of the Company, any other party thereto is in default under any Material Contract currently in effect, or any terminated Material Contracts that to the Knowledge of the Company contains provisions described in Section 3.16(a) that are still in effect as of the Agreement Date, nor is there any event or circumstance that with notice or lapse of time, or both, could (i) constitute a material default or material breach by any Acquired Corporation or (to the Knowledge of the Company) any other party under any Material Contract, (ii) give any Person the right to receive or require a material rebate, chargeback or penalty under any Material Contract, (iii) give any Person the right to accelerate the maturity or performance of any Material Contract, or (iv) give any Person the right to cancel, terminate or modify any Material Contract.

(e) The Acquired Corporations have not received any notice or other communication (in writing or, to the Knowledge of the Company, otherwise) regarding any actual or possible material violation or material breach of, or material default under, any Material Contract; and the Acquired Corporations have not waived any of its material rights under any Material Contract. To the Knowledge of the Company, as of the Agreement Date, (i) no party to any Material Contract has given any Acquired Corporation written notice of its intention to cancel, terminate or suspend performance under any Material Contract and (ii) there are no unresolved disputes between any Acquired Corporation and another Person with respect to any Material Contract. No Acquired Corporation is participating in any active discussions to amend the terms of or terminate any Material Contract.

3.17 Customers and Suppliers; Adequacy of Supply. No customer of the Acquired Corporations who, in the fiscal year ended December 28, 2014 was one of the ten largest customers of the Acquired Corporations, based on amount of total revenue recognized by the Acquired Corporations from customers in accordance with GAAP during such period, and, no supplier of the Acquired Corporations who, in the fiscal year ended December 28, 2014, was one of the five largest suppliers of goods and/or services to the Acquired Corporations, based on the total amounts paid or payable by the Acquired Corporations during such period has: (a) canceled or otherwise terminated, or, as of the Agreement Date, has given to an Acquired Corporation any indication in writing of an intention to cancel or otherwise terminate its relationship with such Acquired Corporation, or (b) at any time on or after March 29, 2015, decreased materially, or, as of the Agreement Date, made any threat to any Acquired Corporation or otherwise given to an Acquired Corporation any indication of an intention to decrease materially, its services or supplies to any Acquired Corporation in the case of any such supplier, or its usage of the services or products of the Acquired Corporations in the case of any such customer. The Company does not have Knowledge of any facts or circumstances which would make it difficult for the Acquired Corporations to obtain, in reasonable quantities and necessary quality and at a reasonable price and upon reasonable terms and conditions, the raw materials, supplies or component products required for the manufacture, assembly or production of any of the Acquired Corporations’ products.

3.18 Insurance. Prior to the Agreement Date, the Company has delivered or made available to Parent or Parent’s Representatives true and complete copies of all effective insurance policies, programs and arrangements. All material insurance policies and bonds with respect to the business and assets of the Acquired Corporations are in full force and effect, no notice of cancellation has been received, and there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any of the insured parties thereunder. All premiums due and payable under all such policies and bonds have been paid, and the Acquired Corporations are otherwise in compliance with the terms of such policies and bonds. Each of the Acquired Corporations maintains mandatory insurance policies as required by applicable Law. There is no material claim pending under any of the Acquired Corporation’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

3.19 Properties. None of the Acquired Corporations has ever owned any real property. Section 3.19 of the Company Disclosure Schedule sets forth a true and complete list of all Leased Real Property, each of which has been made available to Parent. All leases for Leased Real Property to which an Acquired Corporation is a party are in full force and effect and valid, binding and enforceable in accordance with their respective terms. To the Company’s Knowledge, no parcel of Leased Real Property is subject to any written decree or order of any Governmental Entity to be sold or is being condemned, expropriated or otherwise taken by any Governmental Entity with or without payment of compensation therefore, nor, to the Knowledge of the Company, has any such condemnation, expropriation or taking been proposed. Other than as set forth in Schedule 3.19 of the Company Disclosure Schedule, each of the Acquired Corporations has good and marketable leasehold title to all Leased Real Property, and good and marketable title to, or a valid leasehold interest in, all of its tangible personal properties and assets reflected in the Company’s most recent 10-Q filed with the SEC or acquired after March 29, 2015 (other than assets disposed of since March 29, 2015 the ordinary course of business), in each case free and clear of all Liens. The tangible personal property and assets of the Acquired Corporations are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are operated in accordance with all applicable licenses, Permits, consents and governmental authorizations, and are usable in the regular and ordinary course of business, except as would not reasonably be expected to have a Company Material Adverse Effect. Except as expressly set forth in the leases, subleases or occupancy agreements, the Acquired Corporations are not required, upon the expiration or earlier termination of the leases, subleases and occupancy agreements, to remove improvements, alterations or additions installed in the premises other than the Acquired Corporations’ personal property and furniture. None of the Acquired Corporations have any legal obligation, absolute or contingent, to any other Person to sell or otherwise dispose of any of its tangible personal properties or assets with an individual value in excess of $100,000 or an aggregate value in excess of $500,000.

3.20 Intellectual Property.

(a) The Acquired Corporations own, or are licensed or otherwise possess the necessary rights to use, all Company Intellectual Property Rights.

(b) Section 3.20(b) of the Company Disclosure Schedule contains a complete and accurate list, as of the Agreement Date, of the following Owned Company IP (“Company Registered IP”): (i) all registered Trademarks; (ii) all Patents (including withdrawn, lapsed, abandoned or expired Patents); and (iii) all registered Copyrights, in each case listing, as applicable, (A) the jurisdiction in which Patents have been issued, patent applications have been filed, Trademarks or Copyrights have been registered and trademark applications have been filed, (B) the application, registration or filing number and date, (C) all actions that must be taken within one hundred twenty (120) calendar days of the Closing Date with respect to any of the Company Registered IP, including payment of any filing, examination, registration, maintenance, renewal and other fees and taxes or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting, preserving or renewing such Intellectual Property Rights, in each case in accordance with applicable Law, and (D) any third party with any joint or co-ownership interest in any of the foregoing. All Company Registered IP rights are in effect and subsisting and, to the Knowledge of the Company, valid and enforceable. All filings, payments and other actions required to be made or taken by the Company before the Agreement Date to maintain each item of Company Registered IP have been made and taken. To the Knowledge of the Company, the Company has not misrepresented, or failed to disclose, any facts or information in any application for any Company Registered IP that would constitute fraud or a misrepresentation with respect to such application or that, to the Knowledge of the Company, would otherwise affect the enforceability of any Company Registered IP. Without limiting the generality of the foregoing, with respect to all Patents included in the Company Registered IP: (A) such Patents have been prosecuted in good faith, (B) such Patents are not subject to any terminal disclaimer that is not listed on the face of the Patents or otherwise apparent from prosecution of the Patents, and (C) Company and its patent counsel have complied with their duty of candor and disclosure to all governmental offices with respect to such Patents and have made no misrepresentations in connection with the prosecution or maintenance of such Patents.

(c) Except as set forth on Section 3.20(c) of the Company Disclosure Schedule, the Acquired Corporations own all right, title and interest in the Owned Company IP, including the Company Registered IP, free and clear of all Liens and without any joint or co-ownership rights of any third Person other than disclosed in Section 3.20(b) of the Company Disclosure Schedule. Without limiting the generality of the foregoing, no current or former officer, manager, director, equityholder, member, employee, consultant or independent contractor of an Acquired Corporation has any right, title or interest in, to or under any Owned Company IP that has not been irrevocably assigned or transferred to any Acquired Corporation. All authors of any works of authorship in the Company Technology have waived their Moral Rights and have agreed to covenant not to assert their Moral Rights, in each case, to the extent permitted by applicable law, or such authors otherwise prepared such works in jurisdictions that do not recognize Moral Rights.

(d) To the Knowledge of the Company, all Company Intellectual Property Rights that are Licensed Company IP are valid. The Acquired Corporations have the sole and exclusive right to bring a claim or suit against any other Person for past, present or future infringement of Owned Company IP and no Acquired Corporation has transferred ownership of, or granted any exclusive license with respect to, any Owned Company IP or permitted the rights of any Acquired Corporation in any Owned Company IP to enter into the public domain.

(e) To the Knowledge of the Company, there is no unauthorized use, disclosure, infringement or misappropriation of any Company Intellectual Property Rights by any third party, including without limitation by any employee or former employee of an Acquired Corporation.

(f) The conduct of the Business, including without limitation the making, using, offering for sale, selling, distributing and/or importing of any Product, does not and will not infringe, constitute contributory infringement, inducement to infringe, misappropriation or unlawful use of Intellectual Property Rights of any Person. Except as set forth in Section 3.20(f) of the Company Disclosure Schedule, no Acquired Corporation has been in the past six (6) years or currently is a party to any Action that involves a claim of infringement, contributory infringement, inducement to infringe, or misappropriation of any Intellectual Property Rights of any third party nor, to the Knowledge of the Company, is any such Action being threatened in writing against the Acquired Corporation. No Acquired Corporation has brought in the past six (6) years or currently is bringing any Action for infringement or misappropriation of the Company Intellectual Property Rights.

(g) There is no ongoing proceeding or outstanding decree, order or judgment against any Acquired Corporation or any Owned Company IP or to the Knowledge of the Company any Licensed Company IP, that limits the ability of the Acquired Corporations to exploit any Company Intellectual Property Right (or that if determined adversely might be reasonably anticipated to affect the validity, use or enforceability thereof). Without limiting the generality of the foregoing, there are no pending or threatened in writing (nor in the past six (6) years have there been any) interference actions, re-examinations, oppositions, cancellation proceedings or other proceedings involving any Company Registered IP or, to the Knowledge of the Company, any Licensed Company IP, filed, initiated or threatened by any third party, or by the U.S. Patent and Trademark Office (or any foreign equivalent governmental administrative agency for patent or trademark matters) challenging the right, title or interest of any Acquired Corporation or any licensor of any Acquired Corporation in, to or under Company Intellectual Property Rights, or the validity, enforceability or claim construction of any Patents therein, and to the Knowledge of the Company, no valid basis exists for any of the actions or proceedings set forth in this Section 3.20(g).

(h) Section 3.20(h) of the Company Disclosure Schedule lists all Company IP Contracts, and separately lists any Company IP Contract under which any Acquired Corporation is granted or grants (i) an exclusive license of any kind or (ii) any license to any Patent. Each Company IP Contract is valid and binding on the applicable Acquired Corporation and to the Knowledge of the Company, each other party thereto.

(i) No Acquired Corporation is obligated to pay to any Person any royalties, license fees or other amounts (or any other consideration) for the use, exploitation, practice, sale or disposition by any Acquired Corporation of any Company Intellectual Property Rights (including without limitation arising out of reproducing, making, using, selling, offering for sale, distributing or importing any Product), other than as provided in a Contract listed in Section 3.20(i) of the Company Disclosure Schedule.

(j) The Company takes reasonable measures to protect the confidentiality of its Trade Secrets, including without limitation, by entering into assignments or other agreements for the protection of Intellectual Property Rights with its officers, employees, consultants and independent contractors or other third parties. All current and former employees, consultants and independent contractors of the Acquired Corporations, including without limitation those who are or were involved in, or who have contributed in any manner to the creation or development of any Owned Company IP have executed and delivered to a Acquired Corporation a written agreement (containing no exceptions to or exclusions from the scope of its coverage) regarding the protection of proprietary information and the irrevocable assignment to the Company of such Intellectual Property Rights and Technology, in the form(s) of which agreements are substantially identical to those made available by the Company to Parent or Parent’s Representatives. All use, disclosure or appropriation by the Company of any Trade Secret not owned by any Acquired Corporation have been pursuant to the terms of a written agreement with the owner of such Trade Secret, or is otherwise lawful. No Acquired Corporation has received any notice from any Person that there has been an unauthorized use or disclosure of any Trade Secrets by any of them. No Person that has received any Trade Secrets from any Acquired Corporation has refused to provide, after request therefor, a certificate of return or destruction of any documents or materials containing such Trade Secrets.

(k) The execution, delivery or performance of this Agreement or any ancillary agreement contemplated hereby, the consummation of the Transactions or such ancillary agreements and the satisfaction of any Closing condition set forth herein will not contravene, conflict with or result in any termination of or new or additional limitations on the Company’s post-Closing right, title or interest in or to the Company Intellectual Property Rights (or the right, title or interest of Purchaser or another affiliate of Purchaser into which any Acquired Corporation is subsumed or with which it is merged post-Closing (“Purchaser Entity”)), nor will it cause: (i) any Acquired Corporation or any Purchaser Entity to grant to any other Person any right to or with respect to any Company Intellectual Property Right, (ii) any Acquired Corporation or any Purchaser Entity to be bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses, or (iii) any Acquired Corporation or any Purchaser Entity to be obligated to pay any royalties or other fees or consideration with respect to

Intellectual Property Rights of any Person in excess of those payable by any Acquired Corporation in the absence of this Agreement or the Transactions. Neither the execution nor delivery of this Agreement by the Company nor the consummation of the Transactions will trigger any consent or payment requirements with respect to any Company Intellectual Property Rights or otherwise result in any reduction or loss of rights with respect to any Company Intellectual Property Right.

(l) Section 3.20(l)(i) of the Company Disclosure Schedule is a complete and accurate description of the following: (i) all Public Software used in any manner in the conduct of the Business; (ii) a description of each item of Public Software identified in the foregoing subpart “(i)”; (iii) the Open License Terms applicable to such Public Software and a reference to where such Open License Terms may be found (e.g., a link to a site that has the applicable Open License Terms); (iv) whether such Public Software has been distributed by any Acquired Corporation to any Person or only used internally by any Acquired Corporation; (v) whether (and if so, how) such Public Software has been modified by any Acquired Corporation; (vi) each Product (including without limitation all software, firmware, middleware and hardware of any Acquired Corporation by name and version number that is Public Software), (vii) each Product (including without limitation software, firmware, middleware and hardware component thereof) that is derived in any manner (in whole or in part) from or that links to, includes, forms any part of, relies on, is distributed with, incorporates or contains any Public Software; and (viii) a complete and accurate statement of how the Public Software is linked to or with or used within each such Product (e.g., dynamically, statically, etc.) and with what portion of such Product the Public Software is linked or used. The Company has delivered certain Source Code to Black Duck Software, Inc., for the purpose of Black Duck Software, Inc. performing a scan thereof and delivering a source code report (“Scan Results”). The Company has made the Scan Results available to Parent or Purchaser. Other than with respect to (i) software tools that were released under GPL license terms and (ii) scripts for the Discretix software tools used by the Company, the Scan Results include a scan of at least one (1) version of all software that the Company delivers to its customers or that the Company otherwise has distributed to any third party (including but not limited to Public Software required to be identified as having been distributed in clause (iv) of Section 3.20(l)(i) of the Company Disclosure Schedule). Except as set forth in Section 3.20(l)(ii) of the Company Disclosure Schedule in separate listings: (i) no Public Software was or is used in connection with the development of any Product, and (ii) each Acquired Corporation is in compliance with all Open License Terms applicable to any Public Software. Without limiting the generality of clause (ii) of the previous sentence, the Company’s practice in delivering software Products is to provide tarballs of code (i.e., “.tar” files) including Source Code forms for all Public Software, in shipping software Products to customers; in following such practice, the Company did not remove any licensing information (e.g., notice or attributions) from such Public Software. Any commercially licensed software used in the production of Product(s) and Source Code owned by any Acquired Corporation is also listed, separately, in Section 3.20(l)(iii) of the Company Disclosure Schedule. No Acquired Corporation has received any notice alleging that any of them is in violation or breach of any Open License Terms. None of the inventions claimed in any of the Patents included in the Owned Company IP are practiced by any of the software described in Section 3.20(l)(ii) of the Company Disclosure Schedule and, to the Knowledge of the Company, none of the inventions claimed in any of the Patents included in the Owned Company IP are practiced by or infringed by any other software that is Public Software.

(m) Except as set forth in Section 3.20(m) of the Company Disclosure Schedule, no Acquired Corporation has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person, any Source Code, except for disclosures to employees, independent contractors or consultants under binding written agreements that prohibit use or disclosure except in the performance of services for any Acquired Corporation. To Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the disclosure or delivery to any Person of the Source Code.

(n) No Products contain any “back door”, “time bomb”, “Trojan horse”, “worm”, “drop dead device”, “virus”, or other software routines or hardware components designed to permit unauthorized access or, on an unauthorized basis, to disable or erase software, hardware or data (“Viruses”) and the Acquired Corporations have undertaken commercially reasonable efforts to prevent the introduction of Viruses into Company Technology. The Company has made available to Parent a list identifying and describing all known material bugs, errors and defects in the Products. The Company has disclosed in writing to Parent or Parent’s Representatives all information relating to any material problem or material issue with respect to any of the Products that materially adversely affects or, to the Knowledge of the Company, could reasonably be expected to adversely affect, the value, functionality or fitness for the intended purpose of such Products. Without limiting the generality of the foregoing, (i) there have not been and are no material defects, malfunctions or nonconformities in any Products; (ii) there have not been and are no material claims asserted against any Acquired Corporation or any Acquired Corporation’s distributors or customers related to the Products; and (iii) no Acquired Corporation has recalled or been required to recall any Product.

(o) Except as set forth in Section 3.20(o) of the Company Disclosure Schedule, no Acquired Corporation is now nor has ever been, and no previous owner of any Owned Company IP was during the duration of their respective ownership, a member or promoter of, or a contributor to or made any commitments or agreements regarding any patent pool, industry standards body, standard setting organization, industry or other trade association or similar organization, in each case that could or does require or obligate any Acquired Corporation or the previous owner to grant or offer to any other Person any license or other right to the Owned Company IP or Company Technology, including without limitation any future Technology and Intellectual Property Rights developed, conceived, made or reduced to practice by any Acquired Corporation or any Affiliate of an Acquired Corporation after the Closing Date.

(p) Except for any applicable third parties identified in Section 3.20(b) of the Company Disclosure Schedule, no funding, facilities, resources or personnel of any Governmental Entity or any university, college, other educational institution, multi-national, bi-national or international organization or research center was used in connection with the development or creation, in whole or in part, of any Owned Company IP or Company Technology.

(q) Except as set forth in Section 3.20(q) of the Company Disclosure Schedule, each Acquired Corporation has complied in all material respects with all (i) Laws, (ii) contractual obligations and (iii) the Acquired Corporations’ privacy policies relating to the collection, storage, use, disclosure and transfer of any personally identifiable information collected by or on behalf of each Acquired Corporation, and has taken all appropriate and industry standard measures to protect and maintain the confidential nature of such personally identifiable information. The execution, delivery and performance of this Agreement and any ancillary agreement contemplated hereby will comply with all Laws relating to privacy and with such privacy policies. No Acquired Corporation has received a complaint regarding any Acquired Corporation’s collection, use or disclosure of personally identifiable information.

(r) Each Acquired Corporation has implemented and maintained, consistent with industry standard practices and its contractual and other obligations to other Persons, all reasonable security and other measures necessary to protect all computers, networks, software and systems used in connection with the operation of the Business from Viruses and unauthorized access, use, modification, disclosure or other misuse. The Company has made available to Parent or Parent’s Representatives all of its disaster recovery and security plans, and procedures relating to the Acquired Corporations’ information systems. To the Knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of any Acquired Corporation’s information systems.

(s) Immediately following the Closing Date, the Acquired Corporations will own or have the right to use all material assets that are necessary and sufficient to enable Purchaser to conduct the Business substantially in the same manner as conducted by the Acquired Corporations in the ordinary course as of immediately prior to the Closing Date.

3.21 Related Party Transactions. Except for compensation or other employment arrangements in the ordinary course of business, there are no transactions, agreements, arrangements or understandings between the Acquired Corporations, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly-owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K of the SEC in the Company’s Annual Report on Form 10-K.

3.22 Takeover Statutes. Assuming the representations of Parent and Purchaser set forth in Section 4.5 are accurate and complete, (a) the approval of the Merger by the Board of Directors of the Company constitutes the only action necessary to render inapplicable to this Agreement, the Merger, the other transactions contemplated by this Agreement and compliance with the terms of this Agreement, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) set forth in Section 203 of the DGCL and (b) no anti-takeover or similar state of federal statute or regulation, including Section 203 of the DGCL (each a “Takeover Law”), is applicable to this Agreement, the Merger, the other transactions contemplated by this Agreement or compliance with the terms of this Agreement.

3.23 Brokers. No broker, investment banker, financial advisor or other Person, other than Needham & Company, LLC (“Needham”) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon Contracts with the Acquired Corporations. The Company has made available to Parent or Parent’s Representatives a true and complete copy of all Contracts between the Company and Needham pursuant to which Needham is entitled to any payment(s) from the Company relating to the Transactions.

3.24 Opinion of Financial Advisor. The Company Board has received the opinion of Needham to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations stated therein, the consideration to be received in the Offer by holders of Shares (other than Parent, Purchaser and their respective Affiliates and other than the holders of Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will make available to Parent solely for informational purposes a signed copy of such fairness opinion as soon as possible following the Agreement Date.

3.25 No Vote Required. Following the Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and the Merger.

SECTION 4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser jointly and severally represent and warrant to the Company as follows:

4.1 Organization, Standing and Power. Each of Parent and Purchaser (a) is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of incorporation and (b) has all requisite corporate power and authority and all necessary government approvals to own, lease and operate its properties and assets and to conduct its business as presently conducted, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.2 Authority. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions have been, subject to receipt of the Parent Consent, duly authorized by all necessary corporate action on the part of Parent and Purchaser and no other corporate proceedings on the part of Parent or Purchaser are necessary to approve this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by Parent and Purchaser and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms, except as enforcement thereof may be limited against Parent or Purchaser by (a) bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (b) the exercise by courts of equity powers.

4.3 Information Supplied. None of the documents required to be filed by Parent or Purchaser with the SEC in connection with the Transactions after the Agreement Date will, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, none of the information supplied by or on behalf of Parent or Purchaser specifically for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time the Offer Documents or the Schedule 14D-9, as applicable, is filed with the SEC, at any time it is amended or supplemented, or at the time it is first distributed or otherwise disseminated to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Purchaser with respect to statements made or incorporated by reference in the Offer Documents or the Schedule 14D-9 based on information supplied by or on behalf of the Company in writing specifically for inclusion or incorporation by reference therein.

4.4 Sufficient Funds. Purchaser has, or has access to as of the Agreement Date, and will have available to it upon the consummation of the Offer and the Effective Time, sufficient funds to make the payments required to be made by Purchaser pursuant to this Agreement with respect to the Offer and the Merger, respectively.

4.5 Interest in Shares. As of the Agreement Date, neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL.

4.6 Brokers. Neither Parent nor Purchaser nor any of their respective stockholders, directors, officers, employees or Affiliates has incurred or will incur on behalf of Parent or Purchaser or any subsidiary of Parent any brokers, finders’, advisory or similar fee in connection with the Transactions for which the Company would have any liability prior to the Effective Time.

4.7 Litigation. As of the Agreement Date, there is no Order or legal proceeding pending or, to the knowledge of Parent, threatened in writing against Parent or the Purchaser or their respective assets or properties, except as would not, individually or in the aggregate, materially impair the ability of Parent or Purchaser to consummate, or prevent, the Offer, the Merger or any of the Transactions.

4.8 No Conflict. The execution and delivery of this Agreement by Parent and Purchaser does not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the certificate of incorporation or bylaws of Parent and Purchaser, in each case, as amended to date, (ii) any applicable Law applicable to Parent or Purchaser or any of their respective material properties or assets or (iii) any material Contract applicable to Parent or Purchaser or their respective properties or assets, other than, in the case of clauses (ii) and (iii), such conflicts, violations, defaults, terminations, cancellations, accelerations, losses, consents, approvals or waivers, as would not, individually or in the aggregate, reasonably be expected to prevent, materially alter or materially delay the consummation of the Transactions within the respective time frames in which the Transactions would otherwise be consummated in the absence of the need for such consent, approval or waiver.

4.9 No Consent. No consent, approval, order, authorization, release or waiver of, or registration, notification, declaration or filing with, any Governmental Entity, is required by, or with respect to, Parent or Purchaser in connection with the execution and delivery of this Agreement or the consummation of the Merger or the other Transactions, except for (i) the filing of the Certificate of Merger pursuant to Section 2.3, (ii) such filings, consents, approvals or clearances as may be required under any applicable foreign Antitrust Law and the expiration or termination of applicable waiting periods under any applicable foreign Antitrust Law, (iii) such other filings and notifications as may be required under federal, state or foreign securities laws or the rules and regulations of the NASDAQ Global Select Market, and (iv) such other consents, approvals, orders, authorizations, releases, waivers, registrations, notifications, declarations or filings that, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to prevent, materially alter or materially delay the consummation of the Transactions within the respective time frames in which the Transactions would otherwise be consummated in the absence of the need for such consent, approval or waiver.

SECTION 5.	CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation. During the period from the Agreement Date until the earlier of the Acceptance Time and the termination of this Agreement pursuant to Section 8.1 (the “Pre-Closing Period”), upon reasonable advance written notice to the Company, the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Acquired Corporations to the Acquired Corporations’ Representatives, personnel, properties and assets and to all existing books, records, Contracts, Tax Returns, Employee Plans, files related to Intellectual Property Rights, work papers and other documents and information relating to the Acquired Corporations; and (b) promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations, including copies of the existing books, records, Contracts, Tax Returns, Employee Plans, files related to Intellectual Property Rights, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request; provided, however, that any such access shall be conducted at a reasonable time, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations and shall be subject to the Confidentiality Agreement dated February 23, 2015. Nothing herein shall require any Acquired Corporation to disclose any information to Parent if such disclosure would, with notice to Parent, (i) jeopardize any attorney-client or other legal privilege (so long as the Acquired Corporations have reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), (ii) contravene any applicable Laws; provided, further, that information shall be disclosed subject to execution of a joint defense agreement in customary form, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Antitrust Laws.

5.2 Affirmative Obligations of the Company. Except (x) as expressly required under the terms of this Agreement or as required by applicable Law, (y) as set forth in Section 5.2 of the Company Disclosure Schedule or (z) as approved in advance by Parent in writing, at all times during the Pre-Closing Period, the Company shall (and shall cause each of its Subsidiaries to):

(a) carry on its business in all material respects in the ordinary course in substantially the same manner as heretofore conducted and in material compliance with all applicable Laws;

(b) pay its debts and Taxes when due, subject to (i) good faith disputes over such debts or Taxes contested in good faith by any appropriate Action and for which adequate reserves are established to the extent required by GAAP; and (ii) Parent’s consent to the filing of material Returns, which consent shall not be unreasonably delayed;

(c) use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) pay or perform all material obligations when due, subject to good faith disputes over such obligations, (iii) keep available the services of its present officers and employees and to the extent Parent or Purchaser has made offers to such persons (iv) preserve its relationships with manufacturers, suppliers, vendors, distributors, Governmental Entities, customers, licensors, licensees and others with which it has material business dealings; and

(d) promptly notify Parent of (i) any Knowledge of any notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions, (ii) any material event or occurrence not in the ordinary course of the Acquired Corporations’ business, and of any event which could reasonably be expected to have a Company Material Adverse Effect, and (iii) any Action commenced, or, to its Knowledge threatened, relating to or involving any Acquired Corporation that relates to the consummation of the Transactions.

5.3 Negative Obligations of the Company. Except (x) as expressly required under the terms of this Agreement or as required by applicable Law, (y) as set forth in Section 5.3 of the Company Disclosure Schedule or (z) as approved in advance by Parent in writing (provided that, solely with respect to Sections 5.3 (j), (q), (t) and (v), such approval shall not be unreasonably withheld, conditioned or delayed and, with respect to the remaining provisions of Section 5.3, such approval shall not be unreasonably delayed), at all times during the Pre-Closing Period, the Company shall not (and shall cause each of its Subsidiaries not to) do any of the following:

(a) (i) establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, (ii) except in connection with the exercise of Company Options, Company RSUs or Company Warrants outstanding prior to the Agreement Date, purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Acquired Corporations or any options, warrants, or rights to acquire any such shares or other equity interests, or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or authorize the issuance of any other securities in respect of, in lieu of or in substitution for equity, or repurchase or otherwise acquire, directly or indirectly, any equity;

(b) other than the issuance by the Company to its employees of Company RSUs representing no more than 50,000 shares of Company Common Stock in the aggregate (which Company RSUs shall be distributed as set forth in Section 5.3(b) of the Company Disclosure Schedule) (the “Permitted Company RSU Issuance”), issue, sell, deliver, grant, pledge, transfer, encumber or agree or commit to issue, sell, deliver, deliver, grant, pledge, transfer or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Shares, any securities of any Subsidiary or any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Acquired Corporations, except for the issuance of Shares pursuant to the exercise of the Company Options, Company Warrants or vesting of Company RSUs outstanding prior to the Agreement Date;

(c) adopt, amend, authorize or propose to amend its certificate of incorporation or bylaws (or similar charter or organizational documents);

(d) create or form any Subsidiary, acquire any equity interest in any other Person or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(e) directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof, except any such transactions that are for cash consideration not in excess of $50,000 individually, or $200,000 for all such transactions by the Acquired Corporations in the aggregate, and except for loans, advances, contributions or investments between or among the Company and any direct or indirect wholly owned Subsidiaries, or (ii) any assets that are otherwise material to the Acquired Corporations;

(f) directly or indirectly sell, lease, license, sublicense, sell and leaseback, abandon, transfer, assign, exchange, mortgage, pledge or otherwise encumber or subject to any Lien or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, except (i) sales of Products in the ordinary course of business, (ii) non-exclusive licenses to service providers in the ordinary course of business, and (iii) disposition of immaterial equipment and property no longer used in the operation of business;

(g) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquired Corporations, except for the Transactions;

(h) (i) except as set forth in Section 5.3(h) of the Company Disclosure Schedule, incur, create, assume or otherwise become liable for, any Indebtedness, or amend, modify or refinance any Indebtedness, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business;

(i) incur or commit to incur any capital expenditure or authorization or commitment with respect thereto (except that the Acquired Corporations may make any capital expenditure that: (A) is provided for in the Acquired Corporations’ capital expense budget delivered to Parent prior to the Agreement Date and which is deemed to include such information as set forth in Section 5.3(i) of the Company Disclosure Schedule, which expenditures shall be in accordance with the categories set forth in such budget; or (B) when added to all other capital expenditures made on behalf of the Acquired Corporations since the Agreement Date but not provided for in the Acquired Corporations’ capital expense budget delivered to Parent prior to the Agreement Date, does not exceed $50,000 individually and $250,000 in the aggregate during any fiscal quarter);

(j) (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in an excess of $100,000 individually or $250,000 in the aggregate, other than the payment, discharge or satisfaction of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Company SEC Documents (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business or incurred in connection with this Agreement and the Transactions (including legal and financial advisors fees and expenses), (ii) cancel any material Indebtedness, (iii) waive, release, grant or transfer any right of material value, or (iv) commence any Action, except in connection with a breach of this Agreement or any other agreements contemplated hereby;

(k) compromise, settle, release or agree to compromise, settle or release any Action or threatened Action (including any Action relating to this Agreement or the Transactions) other than compromises, settlements or agreements that involve only the payment of money damages in an amount not greater than $100,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, the Acquired Corporations;

(l) change its financial or tax accounting methods, accounting periods, principles or practices, except insofar as may have been required by a change in GAAP, Regulation S-X promulgated under the Exchange Act or applicable Law;

(m) revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as required by changes in GAAP.

(n) (i) settle, compromise or enter into any closing agreement with respect to any liability for Taxes, (ii) amend any Tax Return, (iii) enter into any Contract with or request any ruling from any Governmental Entity relating to Taxes, (iv) make, change, rescind or revoke any material Tax election, (v) change any method of accounting for Tax purposes, (vi) take any material position on a Tax Return inconsistent with a position taken on a Tax Return previously filed or file a Tax Return in any jurisdiction in which the Acquired Corporations have not previously filed a Tax Return1, (vii) extend or waive any statute of limitations with respect to

[1]	NTD: This relates to the Taiwan issue

Taxes, (viii) surrender any claim for a material refund of Taxes or fail to timely file correct and complete Tax Returns as required by applicable Tax Law (ix) make or file any Tax election (other than a Tax election that is consistent with a Tax election made in a previous period and would not materially increase the Taxes payable by the Company or any Acquired Corporation) or (x) incur any Taxes as a result of distributing, lending, transferring or otherwise repatriating any cash amounts into the United States;

(o) change its fiscal year;

(p) except as may be required by the terms of any Employee Benefit Plan set forth in Section 3.12(a) of the Company Disclosure Schedule and, solely with respect to clauses “(i)” through “(iii)” below, except for the Permitted Company RSU Issuance, (i) grant any Company Associate (A) any equity or equity-based compensation, (B) any increase in compensation, bonus or other benefits, or (C) any type of compensation, bonus or benefits not previously receiving or entitled to receive such type of compensation, bonus or benefit, (ii) grant or pay to any Company Associate any severance, retention, retirement, change in control or termination pay, or modifications thereto or increases therein, (iii) pay any benefit or grant or amend any award (including in respect of stock options, restricted stock units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Equity Plan or awards made thereunder) except the issuance of Shares pursuant to the exercise of Company Options or vesting of Company RSUs outstanding on the Agreement Date, (iv) adopt or enter into any collective bargaining agreement or other similar labor union contract, (v) take any action to voluntarily accelerate the vesting or payment of any compensation or benefit under any Company Equity Plan or other Employee Benefit Plan or other Contract or remove any existing restrictions in any Employee Benefit Plans except as required pursuant to Section 6.3 hereof, (vi) change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law, (vii) establish or adopt any new Employee Benefit Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Benefit Plan if it were in existence on the Agreement Date) or amend, modify or terminate any existing Company Equity Plan or other Employee Benefit Plan (except pursuant to Section 6.3 or Section 6.5 hereof), (viii) contribute to any trust or other arrangement funding any Employee Benefit Plan (including the Company’s 401(k) plan), except to the extent required by the existing terms of such Employee Benefit Plan, trust or other funding arrangement as in effect on the Agreement Date or make any contribution to the Company’s 401(k) plan in Shares;

(q) (i) hire any employee or engage any independent consultant or contractor (who is natural person), other than up to five (5) non-executive officer employees with an annual base salary of less than $200,000, up to five (5) non-executive officer employees with an annual base salary of less than $150,000 and up to ten (10) independent consultants or contractors (who are natural persons) with an annual base salary of less than $150,000 in the ordinary course of business and which employees, consultants or contractors shall be retained for one of the positions set forth on Section 5.3(q) of the Company Disclosure Schedule, or (ii) hire, promote or terminate (other than for cause) any Company Associate other than any non-executive officer employee with an annual base salary of less of $150,000 in the ordinary course of business; provided, however, that the compensation and benefits granted to any such newly hired employee or newly engaged independent contractor or consultant shall be consistent with, and be no more favorable in the aggregate than, the compensation and benefits (excluding equity awards) provided as of the Agreement Date to the Acquired Corporation’s similarly situated employees, or independent contractors or consultants, as applicable;

(r) materially reduce the amount of any insurance coverage provided by existing insurance policies;

(s) renew or enter into any non-compete, exclusivity or similar agreement that would restrict or limit, in any material respect, the Acquired Corporations from engaging or competing in any line of business or geographic area;

(t) enter into any new lease of real property or materially amend the terms of any existing lease of real property;

(u) forgive any loans to any employees, officers or directors of the Acquired Corporations, or any of their respective Affiliates or Associates;

(v) amend, modify, terminate or waive, or exercise any material right or remedy under, any (x) Material Contract or (y) any agreement relating to the license, transfer or other disposition or acquisition of Intellectual Property Rights or rights to market or sell Products, other than non-exclusive licenses to customers or suppliers of the Acquired Corporations that are terminable for any reason by the Acquired Corporations upon no more than thirty (30) days’ notice (an “IP Agreement”) or enter into or become bound by, or seek to amend, terminate or waive, or exercise any material right or remedy under, any Contract which if entered into prior to the Agreement Date would have been a Material Contract or any IP Agreement;

(w) commence any new offering period, or permit any additional elective deferrals or increase in elective deferral rates in respect of the current offering period, under the ESPP;

(x) adopt or implement any stockholder rights plan or similar arrangement;

(y) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Notwithstanding the foregoing, nothing contained in this Agreement shall give Parent or Purchaser, directly or indirectly, the right to control or direct the operations of the Acquired Corporations prior to the Acceptance Time. Prior to the Acceptance Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective businesses, assets and operations.

5.4 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality

Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with this Section 5.4 or Section 6.1 or otherwise prohibit the Company from complying with its obligations under this Section 5.4 or Section 6.1.

(b) Except as expressly permitted by this Section 5.4, during the Pre-Closing Period the Company shall not, and shall cause each other Acquired Corporation and its and their Representatives not to, directly or indirectly (i) continue any solicitation, encouragement, discussions, activities or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal or (ii) (A) solicit, initiate, or knowingly induce, facilitate or encourage (including by way of furnishing non-public information or granting a waiver under Section 203 of the DGCL) any inquiries or indications of interest regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, in response to, or for the purpose of soliciting, encouraging or facilitating an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (C) adopt, approve, recommend, submit to stockholders or declare advisable any Acquisition Proposal, (D) enter into any binding or nonbinding letter of intent, term sheet, merger agreement, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(c)), (E) unless failure to take such action would constitute a breach of the fiduciary duties of the Company Board to the Company Stockholders under applicable Laws, release or permit the release of any Person from, or waive or permit the waiver of any provision of, or fail to enforce or cause to be enforced, any confidentiality, standstill or similar agreement to which any of the Acquired Corporations is a party, or (F) resolve, publicly propose or agree to do any of the foregoing. The Company shall, and shall cause the other Acquired Corporations and its and their Representatives to, within five (5) business days of the Agreement Date, request the return from, or destruction by, all third parties of all non-public information previously furnished or made available to such parties by or on behalf of the Acquired Corporations and immediately terminate all physical and electronic data room access previously granted to any such party or its Representatives. The Company shall use its commercially reasonable efforts to enforce the terms of each confidentiality agreement with any such Person.

(c) Notwithstanding Section 5.4(b), if at any time on or after the Agreement Date and prior to the Acceptance Time any Acquired Corporation or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the Agreement Date (and has not been withdrawn) and did not result from any breach of this Section 5.4, if (i) the Company Board determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and that failure to take such action would constitute a breach of the fiduciary duties of the Company Board to the Company Stockholders under applicable Laws and (ii) at least twenty-four (24) hours prior to furnishing any such information to, or entering into discussions with, such Person, Parent receives written notice from the Company of the identity of such Person and of the Company’s intention to furnish information to, or enter into discussions with, such Person, then the Company and its Representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Corporations to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall concurrently provide to Parent any non-public information concerning any Acquired Corporation that is provided to any Person given such access which was not previously made available to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations (and waive such Person’s noncompliance with provisions of any “standstill” agreement to the extent (but only to the extent) necessary to permit such discussions) with the Person or group of Persons making such Acquisition Proposal.

(d) Following the Agreement Date, the Company shall (i) immediately (and in any event within 24 hours) notify Parent orally and in writing of any Acquisition Proposal, any inquiries, indications of interest, proposals, offers or requests with respect to or that could reasonably be expected to lead to an Acquisition Proposal (including any request for non-public information related to the Acquired Corporations) are received by any Acquired Corporation or any of its Representatives, (ii) provide to Parent the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request, and a copy of any written materials related thereto (of, if oral, a summary of the material terms and conditions of any such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request), (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any such inquiry, indication of interest, proposal, offer, request or Acquisition Proposal on a prompt (and in any event within 24 hours) basis, including by providing prompt (and in any event within 24 hours) notice of all material amendments or modifications thereto and all written materials subsequently provided in connection therewith, and (iv) upon the request of Parent, promptly (and in any event within 24 hours) inform Parent of the status of such Acquisition Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the Agreement Date which prohibits the Company from providing any information to Parent in accordance with this Section 5.4 or otherwise prohibit the Company from complying with its obligations under this Section 5.4.

(e) Nothing in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that any such disclosure or position described in clause (i) or (ii) shall be deemed to be a Company Adverse Change Recommendation subject to the terms and conditions of this Agreement, unless the Company Board specifically reaffirms the Company Board Recommendation in such disclosure or in connection with such action.

(f) The Company agrees that in the event that any Acquired Corporation or any Representative of any Acquired Corporation takes any action which, if taken by the Company, would constitute a breach of this Section 5.4, the Company shall be deemed to be in breach of this Section 5.4.

SECTION 6.	ADDITIONAL COVENANTS OF THE PARTIES

6.1 Company Board Recommendation.

(a) The Company hereby consents to the Offer and represents that the Company Board, at a meeting duly called and held, has made the Company Board Recommendation. Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, subject to Section 6.1(b), neither the Company Board nor any committee thereof shall (i)(A) withhold, withdraw, qualify or modify in a manner adverse to Parent or Purchaser, or resolve to or publicly propose or announce any intention to withhold, withdraw, qualify, or modify in a manner adverse to Parent or Purchaser, the Company Board Recommendation, (B) remove the Board Recommendation from or fail to include the Company Board Recommendation in the Schedule 14D-9, (C) approve, endorse, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal, or (D) fail to include the Company Board Recommendation in (or remove the Company Board Recommendation from) the Schedule 14D-9 (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) adopt, approve, recommend, submit to stockholders or declare advisable, or propose to adopt, approve, recommend, submit to stockholders or declare advisable, or allow any Acquired Corporation to execute or enter into any letter of intent (whether or not binding), term sheet, merger agreement, acquisition agreement, option agreement, agreement in principle or similar agreement constituting or related to, or that is intended to or would reasonably be likely to lead to, any Acquisition Proposal, or requiring, or reasonably likely to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise be reasonably likely to materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement) (any such Contract, an “Alternative Acquisition Agreement”).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Acceptance Time:

(i) if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 5.4) from any Person that has not been withdrawn and after consultation with outside legal counsel and financial advisors, the Company Board shall have determined in good faith that such Acquisition Proposal is a Superior Offer, (x) the Company Board may make a Company Adverse Change Recommendation, or (y) the Company may terminate this Agreement to substantially concurrently therewith enter into a Specified Agreement with respect to such Superior Offer and pay the Termination Fee pursuant to Section 8.3, in each case if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would constitute a breach of the fiduciary duties of the Company Board to the Company Stockholders under applicable Laws; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(f) at least four (4) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); and (C) (1) the Company shall have made available to Parent the identity of the offeror, a summary of the material terms and conditions of the Acquisition Proposal and copies of all written materials related thereto in accordance with Section 5.4(d), (2) the Company shall have given Parent the four (4) business days after the Determination Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposal, if any, (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel and its independent financial advisors, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(f) would constitute a breach of the fiduciary duties of the Company Board to the Company Stockholders under applicable Laws, and (4) if the Company intends to terminate this Agreement to enter into a Specified Agreement, the Company shall have complied with Section 8.1(f); provided, that the provisions of this Section 6.1(b)(i) shall also apply to any material amendment to any Acquisition Proposal or any successive Acquisition Proposals and require a new Determination Notice, except that, in the case of material amendments to any Acquisition Proposal, the references to four (4) business days shall be deemed to be three (3) business days; or

(ii) the Company Board may make a Company Adverse Change Recommendation under this Section 6.2(b)(ii) if (and only if): (A) the decision to make such a Company Adverse Change Recommendation is not in connection with an Acquisition Proposal, (B) an Intervening Event shall have occurred; (C) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; (D) the Company shall have given Parent a Determination Notice at least four (4) business day prior to making any such Company Adverse Change Recommendation; and (E) (1) the Company shall have specified in reasonable detail the Intervening Event and the reasons for the Company Adverse Change Recommendation, (2) the Company shall have given Parent the four (4) business days after the Determination Notice to propose revisions to the terms of this Agreement or make other proposals and shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent) with respect to such proposed revisions or other proposal, if any, so that such Intervening Event would no longer necessitate a Company Adverse Change Recommendation, and (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel and its independent financial advisors, the Company Board shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Intervening Event would constitute a breach of the fiduciary duties of the Company Board to the Company Stockholders under applicable Laws; provided, that the provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and/or circumstances relating to such Intervening Event and require a new Determination Notice, except that, in the references to four (4) business days shall be deemed to be three (3) business days.

6.2 Filings, Consents and Approvals.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals, and expirations or terminations of waiting periods, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an Action by, any Governmental Entity in connection with any Antitrust Law; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions. Notwithstanding anything in this Agreement to the contrary, in no event will Parent (nor any of its Subsidiaries or Affiliates) be required to, and, without the prior written consent of Parent (which consent may be withheld in its sole discretion), the Company shall not and shall not permit any of its Subsidiaries or Affiliates to, propose or agree to accept any undertaking or condition, to sell, divest or otherwise dispose of, hold separate, enter into any license or similar agreement with respect to, restrict the ownership or operation of, or agree to sell, divest or otherwise dispose of, hold separate, enter into any license or similar agreement with respect to, or restrict the ownership or operation of any assets or businesses of the Company or of Parent or any of its Affiliates or Subsidiaries, or take any other action that, in the sole judgment of Purchaser and Parent, could be expected to limit the right of Purchaser or Parent to own or operate all or any portion of its or the Company’s businesses, products or assets. The Parties acknowledge and agree that the obligations of Parent shall not include any requirement of Parent to defend any proceeding challenging this Agreement or the consummation of the Transactions.

(b) Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly make all filings, notifications or obtain other consents required to be made or obtained by such Party under foreign Antitrust Laws in those jurisdictions identified in Schedule 6.2(b); and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other Governmental Entities in connection with the Transactions.

(c) Without limiting the generality of anything contained in this Section 6.2, each Party shall give the other Parties prompt notice of any pending or threatened request, inquiry, or Action brought by a Governmental Entity, or brought by a third party before any Governmental Entity, in each case with respect to the Transactions under any Antitrust Laws (an “Antitrust Investigation”). In connection with any such Antitrust Investigation, and subject to applicable

Laws relating to the exchange of information and appropriate agreements to limit disclosure to outside counsel and consultants retained by such counsel and to preserve the attorney-client or other legal privileges, each Party shall use its commercially reasonable efforts to (i) keep the other Parties informed as to the status of any such request, inquiry, or Action, (ii) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Entity in connection with any such request, inquiry, or Action (and if in writing, furnish the other Party with a copy of such communication), (iii) to the extent reasonably practicable, consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted to any such Governmental Entity, and (iv) except as may be prohibited by any Governmental Entity or by any Laws, provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or conference with any Governmental Entity.

(d) The Company shall promptly furnish to Parent all information required or requested to be included in any application or other filing to be made pursuant to the rules and regulations of any Governmental Entity in connection with the applications or other filings to be made under the applicable Antitrust Laws. Each Party shall bear its own costs in connection with making filings, notifications or obtaining consents under applicable Antitrust Laws. Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Offer and the Transactions (including the Offer Documents) or filings to be made under applicable Antitrust Laws, and shall consider comments reasonably proposed by Parent or the Company, as the case may be; provided, however, that with respect to any documents or materials required to be filed under applicable Antitrust Laws that contain information that is confidential or proprietary to the providing Party, such information may be provided solely to those individuals acting as outside antitrust counsel for the other Parties; provided, further, that such counsel shall not disclose such information to such other Parties and shall enter into a joint defense agreement in customary form with outside counsel for the providing Party, if requested.

(e) Without receiving Purchaser’s prior written consent, which Purchaser may withhold in its sole discretion, the Company shall not (i) discuss with or commit to or agree with any Governmental Entity any action or agreement that would in any way limit Purchaser’s ability to receive the full benefits of this Agreement, including but not limited to any agreement that would restrict Purchaser’s freedom of action with respect to the operation or ownership of the Company, or (ii) commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under applicable Antitrust Laws.

(f) Nothing in this Agreement, including without limitation, any provision of this Section 6.2, shall require, or be construed to require, Parent or any of its Affiliates to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Acceptance Time or the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumberment by the Company of any of its assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by the Company to take any of the foregoing actions) or to agree to any material changes (including, without limitation, through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of the Company or the Surviving Corporation; provided, that Parent shall be entitled to compel the Acquired Corporations to take any of the actions referred to above (or agree to take such actions) if such actions are only effective after the Effective Time.

6.3 Company Equity Awards; ESPP.

(a) Prior to the Acceptance Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof) that may be necessary (under the Company Equity Plans and award agreements pursuant to which Company Equity Awards are outstanding or otherwise) to (i) cause the treatment (as applicable) of each Company Option, Company SAR and Company RSU then outstanding as set forth in Section 2.8 and (ii) terminate each Company Equity Plan (except as otherwise agreed by Parent and a holder thereof) effective as of and contingent upon the Effective Time.

(b) Prior to the Offer Acceptance Time, the Company shall take all actions with respect to the ESPP such that the current offerings in progress as of the date of this Agreement shall be the final offerings under the ESPP. The Company (x) shall take all actions necessary such that on the date immediately following the date of this Agreement, notice shall be given to participants in the ESPP that August 31, 2015 shall be the last day of such offerings (the “Final Purchase”) and (y) shall make such other pro-rata adjustments as may be necessary to reflect the shortened and final offerings but otherwise treating such shortened and final offerings as fully effective and completed offerings for all purposes under the ESPP. In addition, effective as of the date of this Agreement, the Company shall have taken all actions necessary such that (1) no new participant will be permitted to join the current offerings in progress under the ESPP and (2) unless required under the ESPP and applicable Law, no participant in the ESPP with respect to the current offerings shall be permitted to increase his or her elections with respect to the current offerings. All amounts withheld by the Company on behalf of the participants in the ESPP that have not been used to purchase Company Common Stock at or prior to the Effective Time will be returned to the participants without interest pursuant to the terms of the ESPP. Prior to the Offer Acceptance Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 6.3(b).

6.4 Termination of Company 401(k) Plan. Contingent upon the Closing Date, the Company shall take all necessary actions to terminate the Company 401(k) Plan, with such termination effective as of no later than the date immediately preceding the Closing Date. The Company shall provide Purchaser with a copy of any resolutions or other corporate action (the form and substance of which shall be subject to review and approval by Parent) evidencing that the Company 401(k) Plan will be terminated effective as of no later than the date immediately preceding the Closing Date, contingent upon the Effective Time, and will adopt any necessary amendments to the Company 401(k) Plan to effect such termination. Prior to and conditioned upon termination of the Company 401(k) Plan, the Company shall take any action necessary to fully vest any and all unvested amounts of the accounts of all participants in the Company 401(k) Plan that are impacted by such termination.

6.5 Termination of Company Plans. The Company shall, in addition to the Equity Plans and the ESPP, terminate any and all Employee Plans maintained by the Acquired Corporations or any of their ERISA Affiliates that are set forth in Schedule 6.5 of the Company Disclosure Schedule, in each case effective as of the day immediately preceding the Effective Time. The Company shall provide Purchaser evidence that such plans have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable (the form and substance of which resolutions shall be subject to review and approval of Parent).

6.6 Indemnification of Officers and Directors.

(a) All rights to indemnification by the Company existing in favor of those Persons who are directors and officers of the Company as of the Agreement Date (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of the Company (as in effect as of the Agreement Date) and as provided in the indemnification agreements between the Company and any such director and officer (as in effect as of the Agreement Date and which have been made available to Parent or Parent’s Representatives) shall survive the Merger for a period of six (6) years from the Effective Time.

(b) At or prior to the Effective Time, the Company may (through a nationally recognized insurance broker approved by Parent), and if the Company does not, the Surviving Corporation shall purchase a six-year prepaid “tail” policy on terms and conditions with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to acts and omissions occurring prior to the Effective Time as of the Agreement Date (a true and complete copy of which has been made available by the Company to Parent or Parent’s Representatives prior to the Agreement Date); provided, however, that in no event shall the cost of such “tail” policy exceed an aggregate amount in excess of 250% of the annual premium currently payable by the Company with respect to such current policy, it being understood that if the total premiums payable for such insurance coverage exceeds such amount, the Company or the Surviving Corporation, as applicable, shall obtain a policy with the greatest coverage available for a cost equal to such amount.

(c) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.6.

(d) The provisions of this Section 6.6 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

6.7 Securityholder Litigation. The Company shall control any legal proceeding brought by stockholders of the Company against the Company and/or its directors relating to the Transactions, including the Offer and the Merger (“Stockholder Litigation”); provided, that the Company shall give Parent the right to review and comment in advance on all material filings or responses to be made by the Company in connection with any Stockholder Litigation, the right to participate (at Parent’s expense) in such Stockholder Litigation, and the right to consult on the settlement with respect to such Stockholder Litigation, and the Company shall in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (provided that such consent shall not be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such Stockholder Litigation brought, or threatened, against the Company and/or members of the Company Board and shall keep Parent informed on a current basis with respect to the status thereof.

6.8 Disclosure. The initial press release relating to this Agreement shall be a press release issued by the Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party), (b) a Party may, without the prior consent of the other Party but subject to giving advance notice to the other Party and giving due consideration to comments from the other Party, issue any such press release or make any such public announcement or statement as may be required by Law; and (c) no Party need consult with the other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to or in connection with Section 5.4(e) or in connection with any Company Adverse Change Recommendation.

6.9 Takeover Laws; Advice of Changes; Consents.

(a) If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

(b) The Company will give prompt notice to Parent (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to result in any Company Material Adverse Effect and (ii) is reasonably likely to result in any of the conditions set forth in Section 7 or Annex I not being able to be satisfied prior to the End Date. Parent will give prompt notice to the Company (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to have a Purchaser Material Adverse Effect or (ii) is reasonably likely to result in any of the conditions set forth in Section 7 not being able to be satisfied prior to the End Date.

(c) The Company shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained pursuant to any Material Contract by any Acquired Corporation in connection with the Transactions,

6.10 Section 16 Matters. The Company, and the Company Board, shall, to the extent necessary, take appropriate action, prior to or as of the Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of shares of Company Common Stock, Company Options, Company SARS, Company RSUs and Company Warrants in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11 FIRPTA Documentation. Prior to or concurrently with the Acceptance Time, the Company shall prepare and deliver to Parent (i) an affidavit in form and substance required under Treasury Regulations Sections 1.1445-2(c)(3)(i) and 1.897-2(h)(1), dated as of the date of the Acceptance Time, together with written authorization for Parent to deliver such statement to the Internal Revenue Service on behalf of the Company after the Closing, and (ii) a notice in form and substance required under Treasury Regulations Section 1.897-2(h)(2).

6.12 Rule 14d-10 Matters. Prior to the Acceptance Time, the Compensation Committee of the Company Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Parent, Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the Agreement Date or are entered into after the Agreement Date and prior to the Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) (2) under the Exchange Act. The Company shall provide a true and complete copy of the resolutions of the Compensation Committee reflecting any approvals and actions referred to in the preceding sentence to Parent prior to execution of this Agreement (the form and substance of which resolutions shall be subject to review and approval of Parent).

6.13 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date

6.14 Purchaser Stockholder Consent. Promptly following the execution of this Agreement, Parent shall execute, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Purchaser, a written consent adopting this Agreement (the “Parent Consent”).

6.15 Employees. The Company shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to ensure that the employees set forth in Schedule 6.15 enter into employment agreements with Parent or one of Parent’s Subsidiaries to be effective as of Closing Date. Following the Effective Time, Parent shall offer, or cause the applicable Subsidiary to offer, such employees set forth in Schedule 6.15 who remain employed by the Surviving Corporation after the Closing with reasonably comparable compensation (excluding any equity-based compensation) and benefits in the aggregate as those provided immediately prior to the Closing or those provided to similarly situated employees of Parent or its Subsidiaries, as applicable. Nothing in this Section 6.15 shall (a) be construed to limit the right of Parent, the Company, or any Subsidiary of Parent (including, following the Effective Time, the Surviving Corporation) to amend or terminate any Employee Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, or (b) be construed as a guarantee of continued employment or to require Parent, the Company, or any of Subsidiary of Parent (including, following the Effective Time, the Surviving Corporation) to retain the employment of any Person for any fixed period of time following the Effective Time, which employment may be terminated at any time in accordance with applicable Law. For the avoidance of doubt, no continuing employee shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.

SECTION 7.	CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1 No Restraints. There shall not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any Law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Entity which directly or indirectly prohibits, or makes illegal the consummation of the Merger; provided, however, that no Party shall be permitted to invoke this Section 7.1 unless it shall have taken any actions required under this Agreement to have any such order lifted.

7.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not withdrawn.

SECTION 8.	TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written consent of Parent and the Company at any time prior to the Acceptance Time;

(b) by either Parent or the Company if the Offer shall have expired without the acceptance for payment of Shares pursuant to the Offer; provided, however, that (i) Parent shall only be permitted to terminate this Agreement pursuant to this Section 8.1(b) if one or more Offer Conditions have not been satisfied as of the date of such termination and (ii) a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if a breach by such Party of any provision of this Agreement shall have proximately caused the failure of the acceptance for payment of Shares pursuant to the Offer;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable;

(d) by Parent at any time prior to the Acceptance Time, if, whether or not permitted to do so: (i) the Company Board or any committee thereof shall have made a Company Adverse Change Recommendation; (ii) the Company, Company Board or any committee thereof shall have adopted, approved, recommended, submitted to stockholders, declared advisable, executed or entered into (or resolved, determined or proposed to adopt, approve, recommend, submit to stockholders, declare advisable, execute or enter into) any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into pursuant to Section 5.4); (iii) the Company Board fails to publicly reaffirm the Company Board Recommendation (A) within six (6) business days after Parent so requests in writing, or, if earlier, two (2) business days prior to the Expiration Date, provided that, unless an Acquisition Proposal shall have been publicly disclosed, Parent may only make such request once every thirty (30) days; (B) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its Affiliates), fails to reaffirm the Company Board Recommendation and recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within five (5) business days of the commencement of such tender offer or exchange offer, or, if earlier, two (2) business days prior to the Expiration Date; or (C) within five (5) business days after receipt of a written request by Parent to provide such reaffirmation following public disclosure of an Acquisition Proposal other than a commenced tender offer or commenced exchange offer; or (iv) any Acquired Corporation shall have materially breached any of its obligations under Section 5.4;

(e) by either Parent or the Company if the Acceptance Time shall not have occurred on or prior to the close of business on February 5, 2016 (such date, the “End Date”); provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if a breach by it of any provision of this Agreement shall have proximately caused the failure of the Acceptance Time to have so occurred, unless such breach is unintentional and incapable of being cured by the breaching Party by the date that is 45 business days after the End Date following the use of commercially reasonable efforts by the breaching Party;

(f) by the Company, at any time prior to the Acceptance Time, in order to accept a Superior Offer and, substantially concurrent with such termination, to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), if (i) the Company has complied in all material respects with the requirements of Section 5.4 and Section 6.1(b), (ii) the Company Board shall have authorized the Company to enter into such Specified Agreement, and (iii) substantially concurrent with such termination, the Company pays the Termination Fee as provided in Section 8.3(b);

(g) by Parent at any time prior to the Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that the condition set forth in clause “(b)” or “(c)” of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have been cured within fifteen (15) days of the date Parent gives the Company notice of such breach or failure to perform or, if earlier, the End Date; or

(h) by the Company at any time prior to the Acceptance Time, if a breach in any material respect of any representation or warranty contained in this Agreement or failure to perform in any material respect any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be satisfied and cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, shall not have been cured within five (5) days of the date the Company gives Parent notice of such breach or failure to perform, or, if earlier, the End Date.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or their respective Representatives, stockholders and Affiliates following any such termination; provided, however, that (a) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any Party from any liability for common law fraud or any material breach of this Agreement prior to the date of termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 9.5(b) in lieu of terminating this Agreement pursuant to Section 8.1.

8.3 Expenses; Termination Fee.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(e);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(c); or

(iii) (x) this Agreement is terminated pursuant to Section 8.1(b), Section 8.1(e) or Section 8.1(g), (y) any Person shall have publicly disclosed an Acquisition Proposal or otherwise communicated an Acquisition Proposal to the Company Board after the Agreement Date and prior to such termination (unless withdrawn prior to such termination and, in the case of a publicly disclosed Acquisition Proposal, publicly withdrawn at least five (5) business days prior to (1) the latest Expiration Date (in the case of Section 8.1(b)), (2) the End Date (in the case of Section 8.1(e)) or (3) such termination (in the case of Section 8.1(g))) and (z) within twelve (12) months of such termination (A) the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal, recommended any Acquisition Proposal to its stockholders, or consummated any Acquisition Proposal (provided that for purposes of this clause (z) the references to “15%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%”);

then, in any such event under clause “(i)”, “(ii)” or “(iii)” of this Section 8.3(b), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(i), prior to the termination of this Agreement and execution of the Specified Agreement, (y) in the case of Section 8.3(b)(ii), within two (2) business days after such termination or (z) in the case of Section 8.3(b)(iii), upon the earlier to occur of two (2) business days after entry into a definitive agreement with respect to an Acquisition Proposal or immediately prior to the consummation of the Acquisition Proposal referred to in subclause (iii)(z) above; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” means a cash amount equal to $1,750,000. Notwithstanding anything to the contrary herein, in the event that the Termination Fee is payable pursuant to this Section 8.3(b) and the Company has paid the Termination Fee to Parent in accordance with this Section 8.3, Parent’s receipt of the Termination Fee and the payment of any amounts due pursuant to Section 8.3(c) shall constitute the sole and exclusive remedy of Parent and Purchaser under this Agreement; provided, however, that nothing in this Section 8.3(b) shall relieve the Company of any liability with respect to common law fraud.

(c) The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent commences an Action which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount and the Termination Fee at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made, plus 2% per annum, through the date such payment was actually received.

SECTION 9.	MISCELLANEOUS PROVISIONS

9.1 Amendment. Prior to the Acceptance Time, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement shall survive the Merger. Parent and Purchaser acknowledge that the Company has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 3 and/or the Company Disclosure Schedule, and that each of Parent and Purchaser is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 3 of this Agreement and/or the Company Disclosure Schedule. The Company acknowledges that neither Parent nor Purchaser has made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 4 of this Agreement, and that the Company is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 4 of this Agreement.

9.4 Entire Agreement; Counterparts. This Agreement and the other agreements and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

9.5 Applicable Laws; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 9.5(c), in any Action arising out of or relating to this Agreement, or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, (it being agreed that the consents to jurisdiction and venue set forth in this Section 9.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.8. The Parties agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, will occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 8.3 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns;

provided, however, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Parent or Purchaser may assign this Agreement to any of their Affiliates (provided that such assignment shall not impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of the Company under this Agreement); provided that no such assignment or pledge permitted pursuant to this Section 9.6 shall relieve Parent of its obligations hereunder.

9.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) if the Acceptance Time occurs (A) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable and (B) the right of the holders of Company Equity Awards to receive the Merger Consideration pursuant to Section 2.8; and (ii) the provisions set forth in Section 6.6 of this Agreement.

9.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) business days after being sent by overnight express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed, or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Company):

5775 Morehouse Dr.

San Diego, CA 92121

Attention: General Counsel

with a copy to (which shall not constitute notice):

Cooley LLP
Attn:	Rama Padmanabhan
4401 Eastgate Mall
San Diego, CA 92121
Email:

if to the Company (prior to the Effective Time):

Ikanos Communications, Inc.

47669 Fremont Blvd,

Fremont, CA 94538

with a copy to (which shall not constitute notice):

Pillsbury Winthrop Shaw Pittman LLP
Attn:	Allison Leopold Tilley
2550 Hanover Street
Palo Alto, CA 94304-1115
Email:

9.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.10 Construction.

(a) Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules, shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement, unless otherwise stated, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d) When reference is made herein to the Company, such reference shall be deemed to include all direct and indirect Subsidiaries of the Company unless otherwise indicated or the context otherwise requires.

(e) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(f) The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(g) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(h) References to “$” or “dollars” refer to United States dollars unless otherwise noted.

(i) As used in this Agreement, references to “ordinary course of business” means the ordinary and usual course of normal day-to-day operations of the Acquired Corporations consistent with past practice and custom (including, as applicable, with respect to quantity and frequency).

(j) References to “made available” means that such documents or information referenced: (i) were delivered to Parent or its Representatives prior to the execution and delivery of this Agreement; (ii) were contained in the Company’s electronic data room maintained by RR Donnelley at least one (1) business day prior to the execution and delivery of this Agreement; or (iii) were publicly available on the EDGAR website all times during the forty-eight (48) hours prior to the Agreement Date.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

IKANOS COMMUNICATIONS, INC.

By:	/s/ Dennis Bencala
Name:	Dennis Bencala
Title:	Chief Financial Officer

QUALCOMM ATHEROS, INC.

By:	/s/ Sanjay Mehta
Name:	Sanjay Mehta
Title:	Chief Financial Officer

KING ACQUISITION CO.

By:	/s/ Rahul Patel
Name:	Rahul Patel
Title:	President

S-1

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“1999 Plan” means the Company’s Amended and Restated 1999 Stock Option Plan.

“2004 Plan” means the Company’s Amended and Restated 2004 Employee Stock Purchase Plan.

“2014 Plan” means the Company’s 2014 Stock Incentive Plan.

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 5.4(a).

“Acceptance Time” means the first time as of which Purchaser accepts any Shares for payment which were validly tendered and not properly withdrawn pursuant to the Offer.

“Acquired Corporations” mean the Company and each of its Subsidiaries, collectively.

“Acquisition Proposal” means any inquiry of or communication to the Company or any offer or proposal, or indication of interest in making an offer or proposal (other than an offer, proposal or indication of interest in making an offer or proposal by Parent or Purchaser), in each case, relating to any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the Transactions) involving: (i) any acquisition or purchase from any Acquired Corporation by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a fifteen percent (15%) interest in the total outstanding voting securities of any Acquired Corporation, (ii) any tender offer (including self-tender) or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of any Acquired Corporation; (iii) any merger, consolidation, business combination, share exchange, issuance of securities, acquisition of securities, reorganization, recapitalization or other similar transaction involving any Acquired Corporation which constitutes 15% or more of the net revenues, net income or assets of the Company; (iv) any sale, lease, exchange, transfer, license or disposition (in each case, other than in the ordinary course of business) of more than fifteen percent (15%) of the assets of the Acquired Corporations, taken as a whole (measured by the lesser of book or fair market value thereof); or (v) any combination of the foregoing.

“Action” means any investigation, action, claim, suit, litigation, proceeding (public or private) or criminal prosecution by or before any Governmental Entity.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

EXHIBIT A-1

“Agreement” has the meaning set forth in the introductory paragraph.

“Agreement Date” has the meaning set forth in the introductory paragraph.

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.1(a).

“Anti-Corruption/AML Laws” mean the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the U.S. Domestic Bribery Statute (18 U.S.C. § 201), the U.S. Travel Act (18 U.S.C. § 1952), the UK Bribery Act of 2010, the UK Proceeds of Crime Act 2002, the USA PATRIOT Act, and other anti-bribery, anti-corruption, anti-kickback, anti-money laundering, anti-terrorist financing, anti-fraud, anti-embezzlement, or conflict of interest Laws in all of the jurisdictions in which the Acquired Corporations have operations, including without limitation the Anti-Bribery Laws of the People’s Republic of China or any applicable Laws of similar effect, and the related regulations and published interpretations thereunder.

“Antitrust Investigation” has the meaning set forth in Section 6.2(c).

“Antitrust Laws” mean the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other applicable laws and regulations (including non U.S. laws and regulations) issued by a Governmental Entity that are designed or intended to preserve and protect competition, prohibit and restrict monopolization, attempted monopolization, restraint of trade and abuse of dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Balance Sheet” means the unaudited balance sheet in the last Quarterly Report on Form 10-Q filed by the Company with the SEC.

“Book-Entry Shares” mean non-certificated shares of Company Common Stock represented by book-entry.

“Business” means the operation of the business of (as applicable) the Acquired Corporations as currently conducted or as currently proposed to be conducted by (as applicable) the Acquired Corporations.

“business day” means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Law to be closed.

“Certificate of Designation” means the Certificate of Designation of Preferred Stock.

“Certificates” has the meaning set forth in Section 2.6(b).

“Closing” has the meaning set forth in Section 2.3(a).

EXHIBIT A-2

“Closing Date” has the meaning set forth in Section 2.3(a).

“COBRA” has the meaning set forth in Section 3.12(b).

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Company” has the meaning set forth in the introductory paragraph.

“Company Associate” means each current and former officer or other employee, or individual who is or was an independent contractor, consultant, director, manager, agent, or representative of or to any of the Acquired Corporations or any ERISA Affiliate.

“Company Adverse Change Recommendation” has the meaning set forth in Section 6.1 (a).

“Company Board” means the Board of Directors of the Company.

“Company Board Recommendation” has the meaning set forth in Recital D.

“Company Common Stock” means the common stock, $0.001 par value per share, of the Company.

“Company Contract” means any Contract to which any Acquired Corporation is a party that is currently in effect as of the Agreement Date.

“Company Disclosure Documents” has the meaning set forth in Section 3.7.

“Company Disclosure Schedule” has the meaning set forth in Section 3.

“Company Equity Award” means any award of compensation (including deferred compensation) that is required under the terms of such existing award to be or may be paid or settled in Company Common Stock (including, for the avoidance of doubt, all Company Options, Company SARs and Company RSUs).

“Company Equity Plans” mean (i) the 1999 Plan, (ii) the 2004 Plan, (iii) the 2014 Plan, and (iv) any other compensatory equity award plans or Contracts of the Company, including option plans or Contracts assumed by the Company pursuant to a merger or acquisition.

“Company Intellectual Property Rights” mean (i) all Intellectual Property Rights solely owned or purported to be owned by any Acquired Corporation or co-owned by any Acquired Corporation, on the one hand, and one or more third parties on the other, (ii) all Intellectual Property Rights which are licensed or purported to be licensed to any Acquired Corporation (other than implied (and not express) licenses and other than licenses accompanying computer software that have not been modified or customized for any Acquired Corporation) and (iii) all other Intellectual Property Rights that are used by any Acquired Corporation in its Business.

EXHIBIT A-3

“Company IP Contracts” mean all Contracts in effect as of the Agreement Date under which any Person (i) has licensed, granted, assigned or conveyed to any Acquired Corporation any right, title or interest in or to any Company Intellectual Property Rights (other than “shrink wrap,” “click through” or similar license agreements accompanying widely available computer software that have not been modified or customized for any Acquired Corporation), (ii) has provided to any Acquired Corporation a covenant not to sue, or (iii) has undertaken an obligation to an Acquired Corporation to assert such Intellectual Property Rights against one or more other Persons prior to asserting such Intellectual Property Rights against the Acquired Corporation.

“Company Material Adverse Effect” means any fact, circumstance, occurrence, event, change or effect (each, an “Effect”) that, individually or when taken together with all other Effects, has had or is reasonably likely to have a material adverse effect on (i) the business, operations, assets (including intangible assets), financial condition, results of operations of the Acquired Corporations taken as a whole or (ii) the ability of the Company to fulfil its obligations hereunder or to consummate the Transactions in a timely manner on the terms set forth herein; provided, however, that, none of the following Effects, by itself or when aggregated with any one or more other Effects, shall be deemed to be or constitute a Company Material Adverse Effect and none of the following Effects, by itself or when aggregated with any one or more other Effects, shall be taken into account when determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur for purposes of clause (i) above: Effects directly arising out of or resulting from (A) (1) general market, economic or political conditions in the United States or worldwide or (2) conditions (or any changes therein) in the industries in which any Acquired Corporation conducts business, in each case, including any acts of terrorism or war, weather conditions or other force majeure events, in the case of each of clauses (1) and (2), solely to the extent that such Effects do not have and are not reasonably likely to have a disproportionate impact on the Acquired Corporations, taken as a whole, relative to other companies operating in the same industries in which the Acquired Corporations conduct business; (B) proximately caused by the announcement of the execution of this Agreement or the pendency of the Offer (other than for purposes of any representation or warranty contained in Section 3.4, Section 3.5, Section 3.20(k) or Section 3.20(q), that expressly addresses the consequences resulting from the execution, and delivery of the Agreement or the announcement or pendency of the Transactions, but subject to disclosures in the applicable sections of the Company Disclosure Schedule); (C) changes in GAAP or other accounting standards (or the interpretation thereof by a third party), solely to the extent that such changes do not have a disproportionate impact on the Acquired Corporations, taken as a whole, relative to other companies operating in the same industries in which any Acquired Corporation conducts business; (D) changes in applicable Law or regulatory conditions (or the interpretation thereof by a third party), solely to the extent that such changes do not have a disproportionate impact on the Acquired Corporations, taken as a whole, relative to other companies operating in the same industries in which any Acquired Corporation conducts business; (E) changes in the trading price or trading volume of the Shares, in and of themselves (it being understood that any underlying cause of any such change may, subject to the other terms of this definition, be taken into consideration when determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur); or (F) any failure by any Acquired Corporation to meet any public estimates or expectations of the Company’s bookings, revenue, earnings or other financial performance or results of operations for any period, or any failure by any Acquired Corporation to meet any internal budgets, plans or forecasts of its bookings, revenues, earnings, earnings per share or other financial performance or results of operations (it

EXHIBIT A-4

being understood that any underlying cause of any such failure may, subject to the other terms of this definition, be taken into consideration when determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur).

“Company Options” mean any options to purchase shares of Company Common Stock outstanding under any of the Company Equity Plans or otherwise issued or granted by any Acquired Corporation.

“Company Registered IP” has the meaning set forth in Section 3.20(b).

“Company RSUs” mean any restricted stock units to acquire shares of Company Common Stock outstanding under any of the Company Equity Plans or otherwise issued or granted by any Acquired Corporation.

“Company SARs” mean any stock appreciation rights outstanding under any of the Company Equity Plans or otherwise issued or granted by any Acquired Corporation.

“Company SEC Documents” has the meaning set forth in Section 3.6(a).

“Company Stockholders” has the meaning set forth in Section 1.1(b).

“Company Technology” means all Technology that is used by or on behalf of any Acquired Corporation to create the Products and/or that is used in connection with the conduct of the Business.

“Company Warrants” mean those certain warrants issued by the Company to Alcatel-Lucent USA, Inc. on September 29, 2014 for 315,789 Shares (after giving effect to the one-for-ten reverse stock split that occurred on February 13, 2015) and on December 10, 2014 for 157,894 Shares (after giving effect to the one-for-ten reverse stock split that occurred on February 13, 2015), each of which was amended on April 30, 2015.

“Confidentiality Agreement” means the letter agreement regarding non-disclosure and other obligations, by and between Parent and the Company dated February 23, 2015 (as amended or otherwise modified from time to time), which will continue in full force and effect in accordance with its terms.

“Consultant Agreement” means each independent contractor or consultant agreement or other consultant-related Contract between any Acquired Corporation and any independent contractors or consultants of an Acquired Corporation currently in effect.

“Contract” means any written or oral legally binding bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument or obligation, including all amendments thereto, and including any of the foregoing that has been terminated or has expired and has ongoing obligations or under which any liabilities of any kind may exist.

“Deferred Compensation Plan” has the meaning set forth in Section 3.15(o).

EXHIBIT A-5

“Depository Agent” has the meaning set forth in Section 2.6(a).

“Determination Notice” has the meaning set forth in Section 6.1(b).

“Dissenting Shares” has the meaning set forth in Section 2.7.

“DGCL” means the Delaware General Corporation Law, as amended.

“DOJ” means the United States Department of Justice, or any successor thereto.

“Effective Time” has the meaning set forth in Section 2.3(b).

“Employee Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, each Employment Agreement and any other plan, policy, fund, program, agreement, arrangement or scheme (written or unwritten) sponsored, maintained or contributed to (or required to be contributed to) by the Acquired Corporation, and any communications establishing or creating obligations related thereto, with respect to which the Acquired Corporation has any liability, contingent or otherwise, for any current or former employees, directors, independent contractors, consultants or other persons engaged by the Acquired Corporation providing for bonus or other incentive compensation, stock purchase, stock option and other equity compensation, severance or other termination benefits, salary continuation, unemployment compensation, employee loan, retention or change of control benefits, transaction bonus, tax gross-up, relocation, expatriation, repatriation, deferred compensation, vacation, profit sharing, retirement benefits, health benefits, insurance coverage (including any self-insured arrangements), commission, death or disability benefits, employee assistance program, workers’ compensation, fringe benefits, or any other employee benefits or other similar benefits or with respect to which the Acquired Corporation has, or is reasonably likely to have, any liability.

“Employee Plans” has the meaning set forth in Section 3.12(a).

“Employment Agreement” means each management, employment, relocation, repatriation, expatriation, visa, work permit or other employment-related Contract currently in effect between any Acquired Corporation and any employees of an Acquired Corporation.

“End Date” has the meaning set forth in Section 8.1(e).

“Environmental Law” means all applicable Laws issued, promulgated, approved or entered relating to the protection of the environment (including ambient air, surface water, groundwater, land, or plant or animal life or other natural resource) or human health or safety, or otherwise relating to the production, use, emission, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Materials or any products or wastes containing any Hazardous Materials including any Laws related to product take-back, packaging, or content requirements, or the investigation, clean-up or other remediation or analysis of or liability related to Hazardous Materials.

“ERISA” has the meaning set forth in Section 3.12(a).

EXHIBIT A-6

“ERISA Affiliate” means each Subsidiary of the Company and any other Person or entity under common control with the Company or a Subsidiary of the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Expiration Date” has the meaning set forth in Section 1.1(c).

“Extension Deadline” has the meaning set forth in Section 1.1(c).

“Final Purchase” has the meaning set forth in Section 6.3(b).

“FMLA” has the meaning set forth in Section 3.12(i).

“Foreign Employee Plan” has the meaning set forth in Section 3.12(a).

“FTC” means the United States Federal Trade Commission, or any successor thereto.

“Funded Foreign Employee Plan” has the meaning set forth in Section 3.12(d).

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Entity” means any: (i) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, council, board, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court, arbitrator or other tribunal; (iv) multi-national organization or body; or (v) individual or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

“Government Officials” has the meaning set forth in Section 3.11(c)(iii).

“Hazardous Material” means any hazardous waste, substance, material, emission or chemical pollutant or contaminant (including petroleum and petroleum products, PCBs, urea-formaldehyde, radon, mold, CFCs and all other ozone-depleting substances, lead or lead based paints or materials, friable asbestos or asbestos containing materials, and any other material regulated under, or that can result in liability under, any Environmental Law).

“HIPAA” has the meaning set forth in Section 3.12(b).

“In-the-money Option” has the meaning set forth in Section 2.8(a).

“Indebtedness” means (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than an Acquired Corporation, (ii) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under

EXHIBIT A-7

GAAP as capital leases, (iii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than an Acquired Corporation, (iv) any obligation for the deferred purchase price of property or services (other than obligations for raw materials, inventory, services and supplies incurred in the ordinary course of business), (v) any obligations under any capitalized lease, (vi) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases to the extent not drawn), (vii) any obligation under interest rate, currency or commodity derivatives or hedging transaction or (viii) any guaranty of any such obligations described in clauses “(i)” through “(vii)” of any Person other than an Acquired Corporation (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).

“Indemnified Persons” has the meaning set forth in Section 6.6(a).

“Initial Expiration Date” has the meaning set forth in Section 1.1(c).

“Intellectual Property Rights” mean any and all of the following and all worldwide common law and statutory rights in or arising out of: (i) all issued patents, pending patent applications and abandoned patents and applications provided that they can be revived (which for purposes of this Agreement shall include utility models, design patents, industrial designs, certificates of invention and applications for certificates of invention and priority rights) in any country or region, including all reissues, re-examinations, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) copyrights, copyright registrations and applications therefor and all copyrightable works (including databases and other compilations of information, mask works and semiconductor chip rights), and all other rights corresponding thereto throughout the world however denominated, including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, and rights of ownership of copyrightable works and all registrations and rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright (“Copyrights”); (iii) industrial designs and any registrations and applications therefor; (iv) rights in trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names, and Internet domain name registrations; and including all intent to use any of the foregoing if not registered or subject to a pending application (“Trademarks”); (v) rights in trade secrets (including in any information that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure and any other “trade secrets” as defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law) and rights in other proprietary or confidential information including rights to limit the use or disclosure thereof by any Person (“Trade Secrets”); (vi) rights with respect to databases and data collections; (vii) rights in internet domain names; (viii) rights in computer software (excluding unmodified, commercially-available software); (ix) moral rights in any works of authorship, including the right to the integrity of the work, the right to be associated with the work as its author by name or under pseudonym and the right to remain anonymous, whether existing under judicial or statutory law of any country or jurisdiction worldwide, regardless of whether such right is called or generally referred to as a “moral right” (“Moral Rights”); (x) any other proprietary, intellectual or industrial property rights of any kind or nature; and (xi) the rights to sue for and remedies against past, present and future infringements of any or all of the foregoing, and rights of priority and protection of interests therein under the Laws of any jurisdiction worldwide.

EXHIBIT A-8

“Intervening Event” means any material event or development or material change in circumstances with respect to the Company occurring or arising after the date of this Agreement that (a) was neither known to any of the members of the Company Board nor reasonably foreseeable to any of the members of the Company Board as of or prior to the date of this Agreement nor known by the chief executive officer, chief financial officer or chief technology officer of the Company nor reasonably foreseeable by the chief executive officer, chief financial officer or chief technology officer of the Company as of or prior to the date of this Agreement and (b) does not relate to (i) any Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates, (iii) clearance of the Merger under any Antitrust Laws, (iv) the fact, in and of itself, that the Company meets or exceeds any internal or analysts’ expectations or projections for the results of operations for any period ending on or after the date of this Agreement (provided that the exception in this clause “(iv)” shall not prevent or otherwise affect any such development or change underlying the Company meeting or exceeding such metrics from being taken into account in determining whether an Intervening Event has occurred), (v) any events, changes or circumstances relating to the launch of any product that is in development by the Company or any of its Affiliates as of the date of this Agreement, or (vi) any changes after the date of this Agreement in the market price or trading volume of the shares of Company Common Stock (provided that the exception in this clause “(vi)” shall not prevent or otherwise affect any such development or change underlying such change in market price or trading value from being taken into account in determining whether an Intervening Event has occurred).

“IP Agreement” has the meaning set forth in Section 5.3(v).

“IRS” means the United States Internal Revenue Service, or any successor thereto.

“Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of such matter by any of the individuals set forth on Schedule A or directors of the Company after due inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Entity (or under the authority of NASDAQ).

“Leased Real Property” means all real property leased or subleased for the benefit of any Acquired Corporation or otherwise occupied by any Acquired Corporation as of the date of this Agreement.

“Licensed Company IP” means all Company Intellectual Property Rights that are licensed or purported to be licensed, exclusively or non-exclusively, to any Acquired Corporation.

EXHIBIT A-9

“Lien” means any pledge, claim, lien, charge, mortgage, hypothecation, option, right of first refusal, Lien or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) other than (i) Liens disclosed on the consolidated balance sheet of such Person included in the most recent annual report filed by such Person with the SEC prior to the Agreement Date, (ii) Liens for Taxes and other similar governmental charges and assessments which are not yet due and payable without penalty or interest or liens for Taxes being contested in good faith by any appropriate Action for which adequate reserves have been established to the extent required by GAAP; (iii) liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business; and (iv) in the case of real property, defects, imperfections or irregularities in title, covenants, easements and rights-of-way (unrecorded and of record) and other similar Liens (or other Liens of any type) on zoning, building and other similar codes or restrictions relating to real property, in each case that do not adversely affect in any material respect the current use of the applicable real property owned, leased or held for use by any Acquired Corporation.

“Material Contract” has the meaning set forth in Section 3.16(a).

“Merger” has the meaning set forth in Recital B.

“Merger Consideration” has the meaning set forth in Section 2.5(a)(v).

“NASDAQ” means the NASDAQ Global Market, or any successor inter-dealer quotation system operated by The NASDAQ Stock Market, Inc., or any successor thereto.

“Offer” has the meaning set forth in Recital A.

“Offer Conditions” has the meaning set forth in Section 1.1(b).

“Offer Documents” has the meaning set forth in Section 1.1(e).

“Offer Price” has the meaning set forth in Recital A.

“Offer to Purchase” has the meaning set forth in Section 1.1(b).

“Open License Terms” means terms in any license, distribution model or other agreement for a Work which require, as a condition of use, reproduction, modification and/or distribution of the Work (or any portion thereof) or of any Related Software, any of the following: (a) the making available of source code or any information regarding the Work or any Related Software; (b) the granting of permission for creating modifications to or derivative works of the Work or any Related Software; (c) the granting of a royalty-free license, whether express, implied, by virtue of estoppel or otherwise, to any Person under Intellectual Property Rights (including without limitation Patents) regarding the Work alone, any Related Software alone or the Work or Related Software in combination with other hardware or software; (d) the imposition of restrictions on future Patent licensing terms, or other abridgement or restriction of the exercise or enforcement of any Intellectual Property Rights through any means; (e) the obligation to include or otherwise communicate to other Persons any form of acknowledgement and/or copyright notice regarding the origin of the Work or Related Software; or (f) the obligation to include disclaimer language,

EXHIBIT A-10

including warranty disclaimers and disclaimers of consequential damages. By means of example only and without limitation, Open License Terms includes any versions of the following agreements, licenses or distribution models: (i) the GNU General Public License (GPL); (ii) Lesser/Library GPL (LGPL); (iii) the Common Development and Distribution License (CDDL); (iv) the Artistic License (including without limitation PERL); (v) the Netscape Public License; (vi) the Sun Community Source License (SCSL) or the Sun Industry Standards License (SISL); (vii) the Apache License; (viii) the Common Public License; (ix) the Affero GPL (AGPL); (x) the Berkeley Software Distribution (BSD) license; (xi) the Mozilla Public License (MPL), (xii) the Microsoft Limited Public License or (xiii) any licenses that are defined as OSI (Open Source Initiative) licenses as listed on the site www.opensource.org.

“Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law.

“Owned Company IP” means those Company Intellectual Property Rights that are owned or purported to be owned by any Acquired Corporation.

“Paying Agent” has the meaning set forth in Section 2.6(a).

“Payment Fund” has the meaning set forth in Section 2.6(a).

“Parent” has the meaning set forth in the introductory paragraph.

“Parent Consent” has the meaning set forth in Section 6.14.

“Payoff Amount” has the meaning set forth in Section 2.9.

“Payoff Letter” has the meaning set forth in Section 2.9.

“Pension Plan” has the meaning in Section 3.12(e).

“Performance-based Company Option” means any options to purchase shares of Company Common Stock outstanding under any of the Company Equity Plans or otherwise issued or granted by the Company or any of its Subsidiaries that are subject to performance-based vesting.

“Permits” has the meaning set forth in Section 3.11(b).

“Permitted Company RSU Issuance” has the meaning set forth in Section 5.3(b).

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Pre-Closing Period” has the meaning set forth in Section 5.1.

EXHIBIT A-11

“Preferred Stock” has the meaning set forth in Section 3.2(a).

“Principal Stockholders” has the meaning set forth in Recital G.

“Product” “Product” means each and every product or service manufactured, made commercially available, marketed, distributed, supported, sold, leased, imported for resale or licensed out by or on behalf of, or that are currently under development by, any Acquired Corporation, including, without limitation, the Company’s broadband multi-mode and digital subscriber line modems, processors, SoCs, hardware reference designs, other semiconductor integrated circuits, and software and software services, for consumer premises equipment (CPE) and central office (CO) infrastructure.

“Public Software” means any software, libraries or other code that is licensed under or is otherwise subject to Open License Terms. Software distributed under less restrictive free or open source licensing and distribution models such as those obtained under the MIT, Boost Software License, and the Beerware Public Software licenses or any similar licenses, and any software that is a public domain dedication are also “Public Software.”

“Purchaser” has the meaning set forth in the introductory paragraph.

“Purchaser Entity” has the meaning set forth in Section 3.20(k).

“Purchaser Material Adverse Effect” means any Effect that, individually or when taken together with all other Effects, does, or would be reasonably likely to, prevent or materially impair or delay the performance by Purchaser or Parent of any of their material obligations under this Agreement.

“Related Software” means, with respect to a Work, any other software, libraries or other code (or a portion of any of the foregoing) in each case that is incorporated into or includes, relies on, is linked to or with, is derived from in any manner (in whole or in part), or is distributed with such Work.

“Representatives” mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“Restricted Benefits” has the meaning set forth in Section 3.11(c)(iv).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Schedule 14D-9” has the meaning set forth in Section 1.2(a).

“Schedule TO” has the meaning set forth in Section 1.1(e).

“Scan Results” has the meaning set forth in Section 3.20(l).

“SEC” means the United States Securities and Exchange Commission, or any successor thereto.

EXHIBIT A-12

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Shares” has the meaning set forth in Recital A.

“Source Code” means the source code (i.e., software code in its original, human readable, un-compiled, form) of all Company Technology (including without limitation, of Products), together with all extracts, portions and segments thereof.

“Specified Agreement” has the meaning set forth in Section 8.1(f).

“Stockholder Litigation” has the meaning set forth in Section 6.7.

“Stockholder List Date” has the meaning set forth in Section 1.2(a).

“Subsidiary” of any Person means (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting securities of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company, (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof, or (iv) any representative office, sales office or branch in the United States.

“Superior Offer” means any unsolicited bona fide written Acquisition Proposal involving an Acquisition Transaction (not resulting from a breach of Section 5.4 or Section 6.1) that is not subject to any financing contingency, that, if consummated, would result in a Person or “group” (as defined in or under Section 13(d) of the Exchange Act) owning more than fifty percent (50%) of the outstanding voting securities of the Company or more than fifty percent (50%) of the assets of the Acquired Corporations, taken as a whole, which the Company Board shall have determined in good faith (after consultation with its independent financial advisor of nationally recognized reputation and its outside legal counsel) (i) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of financing and certainty of closing) of the proposal, the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant and (ii) if consummated, would be more financially favorable to the holders of Shares (in their capacity as such) and other stakeholders of the Company than the Transactions.

“Surviving Corporation” has the meaning set forth in Recital B.

“Takeover Laws” has the meaning set forth in Section 3.22.

EXHIBIT A-13

“Tax” means (i) any and all taxes, including net income, gross income, gross receipts, capital gains, alternative, minimum, sales, consumption, use, social services, goods and services, value added, harmonized sales, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, wage, employment, unemployment, pension, health insurance, excise, severance, stamp, occupation, premium, property, windfall profits, environmental, customs, duties or other taxes, fees, assessments, social security contributions or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of any group of entities for any period or otherwise through operation of law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

“Tax Returns” mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, with respect to income Taxes.

“Technology” means all tangible items constituting, disclosing or embodying any Intellectual Property Rights, including all versions thereof and all technology from which such items were or are derived, including but not limited to (a) works of authorship (including software, firmware, games and middleware in source code and executable code form, architecture, databases, plugins, libraries, APIs, interfaces, algorithms and documentation); (b) inventions (whether or not patentable), designs, discoveries and improvements; (c) proprietary, confidential and/or technical data and information, Trade Secrets and know how; (d) databases, data compilations and collections, and customer and technical data, (e) methods and processes, and (f) devices, prototypes, designs, specifications and schematics.

“Tender Agreements” has the meaning set forth in Recital G.

“Termination Fee” has the meaning set forth in Section 8.3(b).

“Time-based Company Options” means any options to purchase shares of Company Common Stock outstanding under any of the Company Equity Plans or otherwise issued or granted by the Company or any of its Subsidiaries that are subject to time-based vesting.

“Transactions” mean (i) the execution and delivery of the Agreement and (ii) all of the transactions contemplated by this Agreement, including the Offer and the Merger.

“Viruses” has the meaning set forth in Section 3.20(n).

“WARN Act” means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101 et seq. (1988), as amended, and any similar Law under state or local law.

“Work” means any software, libraries or other code (including without limitation middleware and firmware).

EXHIBIT A-14

EXHIBIT B

SURVIVING CORPORATION CERTIFICATE OF INCORPORATION

EXHIBIT B-1

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses “(a)” through “(j)” below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by this Agreement, may terminate the Offer: (i) upon termination of this Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of this Agreement) or amend the Offer as otherwise permitted by this Agreement, if: (A) the Minimum Condition shall not be satisfied by 12:01 a.m., Eastern Time on the Expiration Date of the Offer; or (B) any of the additional conditions set forth in clauses “(b)” through “(h)” below shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date) and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Purchaser, represent one Share more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer and (y) the aggregate number of Shares issuable upon conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or to be issued Shares (including all then outstanding Company Options, Company RSUs and Company Warrants) from which the Company has received notices of conversion, settlement or exercise prior to the Expiration Date or which automatically convert, settle or exercise prior to the Acceptance Time (and as to which Shares have not yet been issued) (the “Minimum Condition”);

(b) (i) the representations and warranties of the Company set forth in Sections 3.2(a) (after giving effect to the Permitted Company RSU Issuance, if any), 3.2(b), 3.2(c) (first sentence) and 3.2(d) (first sentence) (Capital Stock), 3.4 (Authority), 3.22 (Takeover Statutes), 3.23 (Brokers), 3.24 (Opinion of Financial Advisor) and 3.25 (No Vote Required) of the Agreement shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Acceptance Time as if made on and as of such time, except (other than a result of a willful breach by the Company) where the failure to be so accurate in all respects would not result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate that is more than $250,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Company Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (C) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

ANNEX I-1

(ii) the representations and warranties of the Company set forth in Sections 3.2 (Capital Stock) (other than Sections 3.2(a), 3.2(b), 3.2(c) (first sentence), 3.2(d) (first sentence )) of the Agreement shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Acceptance Time as if made on and as of such time (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Company Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (C) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

(iii) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses “(b)(i)”, “(b)(ii)” or “(b)(iii)” above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Acceptance Time as if made on and as of such time, except where the failure of such representations and warranties to be so accurate would not have a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Company Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the Agreement Date shall be disregarded and (C) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

(c) the Company shall have complied with or performed in all material respects all of the covenants and agreements that the Company is required to comply with or perform at or prior to the Acceptance Time;

(d) since the Agreement Date, there shall not have been any Company Material Adverse Effect;

(e) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under any foreign Antitrust Laws in the jurisdictions set forth on Schedule 6.2(b) shall have been obtained, shall have been received and shall remain in force, or shall have terminated or expired, as the case may be;

(f) Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses “(b),” “(c)” and “(d)” of this Annex I have been duly satisfied;

(g) there shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor shall any action have been taken, or any Law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Entity which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger;

ANNEX I-2

(h) there shall not be pending or threatened in writing any Action commenced by any Governmental Entity against Parent, Purchaser or the Company or any of their respective Affiliates in connection with the Offer, (i) that could lead to making illegal, restraining or prohibiting the consummation of any of the Transactions, (ii) that could lead to prohibiting or imposing limitations on the ability of Parent or Purchaser, or otherwise rendering Parent or Purchaser unable, to pay for or acquire any or all of the Shares pursuant to the Offer, or seeking to require divestiture of any or all of the Shares to be acquired pursuant to the Offer and the other Transactions, (iii) that could lead to prohibiting or imposing any limitations on the ownership or operation by Parent, the Company or any of their Affiliates of all or any portion of the businesses or assets of Parent, the Company or any of their Affiliates as a result of or in connection with the Transactions, or otherwise compelling Parent, the Company or any of their Affiliates to divest, hold separate, or enter into any license (whether pursuant to an exclusive or nonexclusive license) or similar agreement with respect to any portion of the business or assets of Parent, the Company or any of their respective Affiliates, (iv) that could lead to a requirement that Parent, the Company or any of their Affiliates enter into any voting trust arrangement, proxy arrangement or similar agreement or arrangement with respect to any portion of the business or assets of Parent, the Company or any of their respective Affiliates, or (v) that could lead to prohibiting or imposing limitations on the ability of Parent or Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares to be acquired pursuant to the Transactions, including the right to vote the Shares on all matters properly presented to the stockholders of the Company;

(i) there shall not be any law enacted, entered, enforced or promulgated by any Governmental Entity that (i) has resulted, or is reasonably likely, individually or in the aggregate, to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of clause (h), or (ii) has the effect of making the consummation of the Offer or any of the other Transactions illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or any of the other Transactions;

(j) this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

ANNEX I-3

ANNEX II

FORM OF TENDER AGREEMENT

ANNEX II-1